UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: November 22, 2023

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-271842.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2023 and 2022 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2022 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2023.

This Report contains and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, TCE rates (as defined herein), and Navios Partners’ expected cash flow generation, future contracted revenues, future distributions and its ability to make distributions going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, its ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters and Navios Partners’ ability to refinance its debt on attractive terms, or at all. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, the economic condition of the markets in which we operate, shipyards performing scrubber installations, construction of newbuilding vessels, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, wars, sanctions, diseases, pandemics, political events, piracy or acts by terrorists; uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long- term time charters, our ability to maximize the use of our vessels, expected demand in the dry and liquid cargo shipping sectors in general and the demand for our drybulk, containerships and tanker vessels in particular, fluctuations in charter rates for drybulk, containerships and tanker vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, fluctuation in interest rates and foreign exchange rates, increases in costs and expenses, including but not limited to: crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the SEC, including its Form 20-F and Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

In November 2023, Navios Partners took delivery of the Zim Sparrow, a 2023-built 5,300 TEU containership.

In October 2023, Navios Partners agreed to charter-out to its affiliate Navios South American Logistics Inc. the Navios Vega, following her modification to a transhipper vessel, for a period of five years at a rate of $25,800 net per day. This transaction was negotiated with, and unanimously approved by, the conflicts committee of Navios Partners.

In October 2023, Navios Partners sold the Navios Beaufiks, a 2004-built Capesize vessel of 180,310 dwt, to an unrelated third party, for a net sales price of $12.6 million.

Overview

We are an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Olympos Maritime Ltd. is our general partner (the “General Partner”).

As of November 17, 2023, there were 30,184,388 outstanding common units and 622,296 general partnership units. Navios Maritime Holdings Inc. (“Navios Holdings”) currently owns an approximately 10.3% ownership interest in Navios Partners and the General Partner currently owns an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

Fleet

Navios Partners’ fleet consists of 80 drybulk vessels, 47 containerships and 53 tanker vessels, including 16 newbuilding tanker vessels (ten Aframax/LR2 and six MR2 Product Tanker chartered-in vessels under bareboat contracts), that are expected to be delivered through 2027 and 11 newbuilding containerships (nine 5,300 TEU and two 7,700 TEU), that are expected to be delivered through 2025.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil and/or refined petroleum products. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium and long-term charters.

The following table provides summary information about our fleet as of November 14, 2023:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Christine B	Ultra-Handymax	2009	58,058	—	99.0% average BSI 58 10TC	Aug-24
Navios Celestial	Ultra-Handymax	2009	58,063	$ 12,065 —	No 100% average BSI 58 10TC	Dec-23 Apr-25
Navios Vega	Ultra-Handymax	2009	57,573	— $ 25,800	Scheduled repairs —	Dec-23 Dec-28
Navios La Paix	Ultra-Handymax	2014	61,485	$ 13,287 —	— 111.0% average BSI 58 10TC	Dec-23 Jul-24
Navios Hyperion	Panamax	2004	75,707	$ 19,000	No	Nov-23
Navios Orbiter	Panamax	2004	76,602	—	100.0% average BPI 4TC	Dec-23
Navios Hope	Panamax	2005	75,397	$ 11,550 $ 9,625 —	No No 100.0% average BPI 4TC	Dec-23 Mar-24 Jun-24
Navios Taurus	Panamax	2005	76,596	$ 11,887 —	No 100.0% average BPI 4TC	Dec-23 Mar-24
Navios Sun	Panamax	2005	76,619	— $ 9,625 —	BPI 82 - $1,286 No BPI 82 - $1,286	Dec-23 Mar-24 Dec-24
Navios Asteriks(24)	Panamax	2005	76,801	—	BPI 82 - $1,286	Sep-24
Navios Helios	Panamax	2005	77,075	$ 11,694 —	No 100.0% average BPI 4TC	Dec-23 Jan-24
Navios Apollon I	Panamax	2005	87,052	$ 11,638	No	Dec-23
N Amalthia	Panamax	2006	75,318	$ 12,332 —	No 90.0% average BPI 82	Dec-23 Apr-24
Navios Sagittarius(5)	Panamax	2006	75,756	—	BPI 82 - $1,286	Sep-24
Navios Galileo	Panamax	2006	76,596	$ 12,121 —	No 89.0% average BPI 82	Dec-23 Jan-24
N Bonanza	Panamax	2006	76,596	$ 11,935 $ 9,866 —	No No 100.0% average BPI 4TC	Dec -23 Mar-24 Apr-24
Navios Harmony	Panamax	2006	82,790	Spot	—	—
Copernicus N	Panamax	2010	93,062	$ 9,500	No	Dec -23
Unity N	Panamax	2011	79,642	$ 12,968 —	No 89.0% average BPI 4TC	Dec -23 Oct-24
Odysseus N	Panamax	2011	79,642	—	100.0% average BPI 4TC	Nov-23
Rainbow N	Panamax	2011	79,642	—	100.0% average BPI 4TC	Dec-23
Navios Avior	Panamax	2012	81,355	$ 12,954 —	No 100.0% average BPI 82	Dec-23 Feb-24
Navios Centaurus	Panamax	2012	81,472	$ 13,084 $ 11,021 —	No No 101.0% average BPI 82	Dec -23 Mar-24 Jul-24
Navios Victory	Panamax	2014	77,095	$ 14,048 —	No 96.0% average BPI 4TC	Dec-23 Oct-24
Navios Alegria(24)	Panamax	2016	84,852	$ 14,197	No	Jul-24
Navios Sphera	Panamax	2016	84,872	$ 13,343 $ 11,628 —	No No 108% of average BPI 82	Dec-23 Mar-24 Apr-24

Navios Sky(5)	Panamax	2015	82,056	$ 13,073 $ 11,558 —	No No 105.0 % average BPI 82	Dec -23 Mar-24 Sep-24
Navios Horizon I	Panamax	2019	81,692	$ 15,304 —	No 110.0% average BPI 82	Dec-23 Apr-25
Navios Uranus(6)	Panamax	2019	81,821	$ 15,593	No	Jan-24
Navios Herakles I(6)	Panamax	2019	82,036	$ 13,517 $ 11,684 $ 13,733 —	No No No 113.5% average BPI 82	Dec-23 Mar-24 Jun-24 Jul-24
Navios Galaxy II(6)	Panamax	2020	81,789	$ 13,184 $ 11,902 $ 13,612 —	No No No 112.5% average BPI 82	Dec-23 Mar-24 Jun-24 Dec-24
Navios Felicity I(6)	Panamax	2020	81,962	$ 14,919	No	Dec-23
Navios Magellan II(6)	Panamax	2020	82,037	$ 13,298 $ 12,005 $ 14,430	No No No	Dec-23 Mar-24 Jun-24
Navios Primavera(5)	Panamax	2022	82,003	$ 16,145 $ 12,658 —	No No 115.0% average BPI 82	Dec-23 Mar-24 Sep-24
Navios Meridian(5)	Panamax	2023	82,010	$ 13,426 $ 12,438	No No	Dec-23 Mar-24
Navios Fantastiks(5)	Capesize	2005	180,265	$ 18,911	No	Feb-24
Navios Stellar(5)	Capesize	2009	169,001	—	99.0% average BCI 5TC	Apr-24
Navios Aurora II	Capesize	2009	169,031	—	99.0% average BCI 5TC	May-24
Navios Happiness	Capesize	2009	180,022	$ 20,710 —	No 109.0% average BCI 5TC	Dec-23 Oct-24
Navios Bonavis(5)	Capesize	2009	180,022	$ 15,339 —	No 107.0% average BCI 5TC	Dec-23 Apr-24
Navios Phoenix(5)	Capesize	2009	180,242	$ 16,859 —	No 100.0% average BCI 5TC + $1,905 per day	Dec-23 Feb-24
Navios Sol(5)	Capesize	2009	180,274	$ 20,378 —	No 110.0% average BCI 5TC	Dec-23 Apr-24
Navios Lumen(5)	Capesize	2009	180,661	$ 16,264 —	No 107.0% average BCI 5TC	Dec-23 Apr-24
Navios Pollux(5)	Capesize	2009	180,727	—	100.0% of pool earnings	Jan-24
Navios Antares(5)	Capesize	2010	169,059	—	100.0% average BCI 5TC	Feb-24
Navios Symphony	Capesize	2010	178,132	$ 19,458 —	No 104.5% average BCI 5TC	Dec-23 Jan-24
Navios Melodia	Capesize	2010	179,132	—	105.0% average BCI 5TC	Apr-24
Navios Luz	Capesize	2010	179,144	$ 15,911 —	No 106.0% average BCI 5TC	Dec-23 May-24
Navios Etoile	Capesize	2010	179,234	$ 17,456 —	No 105.0% average BCI 5TC	Dec-23 Feb-24
Navios Buena Ventura	Capesize	2010	179,259	—	105.0% average BCI 5TC	Feb-24
Navios Bonheur	Capesize	2010	179,259	— —	103.0% average BCI 5TC 104.0% average BCI 5TC	Dec-23 Jan-25
Navios Fulvia	Capesize	2010	179,263	—	105.0% average BCI 5TC	Feb-24
Navios Aster	Capesize	2010	179,314	—	108.0% average BCI 5TC	Mar-24
Navios Ace(5)	Capesize	2011	179,016	—	107.25% average BCI 5TC	Feb-25

Navios Altamira	Capesize	2011	179,165	$ 16,467 —	No 107.0% average BCI 5TC	Dec-23 Mar-24
Navios Azimuth	Capesize	2011	179,169	$ 18,554 —	No 105.0% average BCI 5TC	Dec-23 Feb-24
Navios Koyo	Capesize	2011	181,415	$ 19,057 —	No 118.0% average BCI 5TC	Dec-23 Apr-24
Navios Ray(5)	Capesize	2012	179,515	$ 19,950 —	No 105.0% average BCI 5TC	Dec-23 Jan-25
Navios Joy	Capesize	2013	181,389	—	Freight Voyages	Aug-25
Navios Gem	Capesize	2014	181,336	$ 19,030 —	No 128.0% average BCI 5TC	Dec-23 Mar-24
Navios Canary(24)	Capesize	2015	180,528	$ 24,819 —	No 125.0% average BCI 5TC	Dec-23 Jan-25
Navios Corali(24)	Capesize	2015	181,249	—	131.0% average BCI 5TC	Oct-24
Navios Felix(24)	Capesize	2016	181,221	$ 18,905 —	No 100.0% average BCI 5TC + $4,085 per day	Dec-23 Mar-24
Navios Mars	Capesize	2016	181,259	—	126.0% average BCI 5TC	Jan-24
Navios Armonia(6)	Capesize	2022	182,079	$ 20,750	No	Sep-27
Navios Azalea(6)	Capesize	2022	182,064	$ 19,950	No	Nov-27
Navios Astra(14)	Capesize	2022	182,393	$ 21,000	No	Aug-27
Navios Altair(6)	Capesize	2023	182,115	$ 19,600	No	Nov-27
Navios Sakura(6)	Capesize	2023	182,169	$ 19,550	No	Mar-28
Navios Amethyst(6)	Capesize	2023	182,212	$ 19,550	No	Feb-28

Owned Containerships	Capacity (TEU)	Built	Charter-Out Rate(1)		Index(2)	Expiration Date(3)
Navios Summer(5)	3,450	2006	$ $ $ $	39,795 30,320 20,845 34,110	No No No No	May-24 May-25 May-26 Jul-26
Navios Verano (5)	3,450	2006		$18,818	No	Apr-26
Hyundai Hongkong	6,800	2006	$ $	30,119 21,083	No No	Dec-23 Dec-28
Hyundai Singapore	6,800	2006	$ $	30,119 21,083	No No	Dec-23 Dec-28
Hyundai Busan	6,800	2006	$ $	30,119 21,083	No No	Aug-24 Aug-29
Hyundai Shanghai	6,800	2006	$ $	30,119 21,083	No No	Aug-24 Aug-29
Hyundai Tokyo	6,800	2006	$ $	30,119 21,083	No No	Dec-23 Dec-28
Protostar N	2,741	2007		$11,700	No	Aug-25
Navios Spring(5)	3,450	2007		$19,744	No	Mar-24
Matson Lanai(5)	4,250	2007		$55,794	No	Jul-25
Navios Indigo(5)	4,250	2007	$ $ $ $	43,875 34,125 24,375 41,438	No No No No	Apr-24 Apr-25 Apr-26 Aug-26

Navios Vermilion(5)	4,250	2007	$ $ $	45,425 23,972 41,722	No No No	Dec-23 Nov-24 Dec-24
Navios Verde(5)	4,250	2007		$21,725	No	Apr-25
Navios Amarillo(5)	4,250	2007	$ $ $ $	92,381 63,956 28,425 9,475	No No No No	Jan-24 Jan-25 Jan-26 Jan-28
Navios Azure	4,250	2007		$20,748	No	Apr-26
Navios Domino(5)	4,250	2008		$23,453	No	Sep-25
Matson Oahu (ex Navios Delight)(5)	4,250	2008	$ $	45,425 19,701	No No	Nov-23 Oct-24
Navios Magnolia	4,730	2008	$ $ $	45,425 23,972 41,722	No No No	Nov-23 Oct-24 Nov-24
Navios Jasmine	4,730	2008	$ $	48,000 22,500	No No	Mar-25 May-27
Navios Chrysalis	4,730	2008		$23,453	No	Jun-25
Navios Nerine	4,730	2008	$ $	23,972 41,722	No No	Sep-24 Oct-24
Spectrum N	2,546	2009		$36,538	No	Mar-25
Navios Devotion(5)	4,250	2009	$ $ $ $	43,875 34,125 24,375 41,438	No No No No	Mar-24 Mar-25 Mar-26 Jul-26
Navios Destiny(5)	4,250	2009	$ $ $	45,425 23,972 41,722	No No No	Nov-23 Oct-24 Nov-24
Navios Lapis	4,250	2009		$20,244	No	Apr-24
Navios Tempo	4,250	2009		$44,438	No	Sep-25
Navios Miami	4,563	2009	$ $	23,972 41,722	No No	Oct-24 Nov-24
Navios Dorado	4,250	2010		$21,676	No	Jun-24
Zim Baltimore	4,360	2010	$ $ $ $	43,875 34,125 24,375 41,438	No No No No	Jan-24 Jan-25 Jan-26 May-26
Navios Bahamas	4,360	2010	$ $	48,000 22,500	No No	Apr-25 Jun-27
Zim Carmel	4,360	2010	$ $ $ $	42,164 32,689 23,214 39,795	No No No No	Apr-24 Apr-25 Apr-26 Jun-26
Zim Sparrow	5,300	2013	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050	No No No No No No	Nov-24 Nov-25 Nov-26 Nov-27 Nov-28 Jan-29
Navios Unison(5)	10,000	2010		$26,276	No	Jun-26
Navios Constellation(5)	10,000	2011		$26,276	No	Jun-26
Fleur N	2,782	2012		$19,750	No	Mar-24
Ete N	2,782	2012		$19,750	No	Feb-24

Owned Tanker Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)			Profit Sharing Arrangements		Expiration Date(3)
Hector N	MR1 Product Tanker	2008	38,402	$	Scheduled Repairs 20,738		— No		Dec-23 Dec-25
Nave Equinox	MR2 Product Tanker	2007	50,922		$20,392	(8)	No		Nov-24
Nave Pulsar (24)	MR2 Product Tanker	2007	50,922		$21,231	(8)	No		Sep-25
Nave Orbit	MR2 Product Tanker	2009	50,470		$15,306		No		Oct-24
Nave Equator	MR2 Product Tanker	2009	50,542		$23,305		No		Oct-24
Nave Aquila (5)	MR2 Product Tanker	2012	49,991		$27,156		No		Jun-24
Nave Atria (5)	MR2 Product Tanker	2012	49,992		$14,887		No		Nov-24
Nave Capella	MR2 Product Tanker	2013	49,995		$22,138		No		Jan-25
Nave Alderamin	MR2 Product Tanker	2013	49,998		$22,138		No		Nov-24
Nave Bellatrix (5)	MR2 Product Tanker	2013	49,999	$ $	25,675 19,750		No No		Aug-24 Aug-25
Nave Orion (5)	MR2 Product Tanker	2013	49,999		$22,138		No		Dec-24
Nave Titan	MR2 Product Tanker	2013	49,999		$25,891		No		Feb-25
Bougainville	MR2 Product Tanker	2013	50,626		$21,800	(7)	No		Oct-26
Nave Pyxis	MR2 Product Tanker	2014	49,998		$25,891		No		Jan-25
Nave Luminosity	MR2 Product Tanker	2014	49,999		$23,004	(10)	No		Dec-25
Nave Jupiter	MR2 Product Tanker	2014	49,999		$21,231		No		Oct-28
Nave Velocity	MR2 Product Tanker	2015	49,999		$15,553	(11)	No		Oct-24
Nave Sextans	MR2 Product Tanker	2015	49,999		$23,196	(10)	No		May-26
Nave Ariadne	LR1 Product Tanker	2007	74,671		Floating Rate	(12)	No		Feb-24
Nave Cielo	LR1 Product Tanker	2007	74,671		$26,564		No		Jan-24
Nave Andromeda	LR1 Product Tanker	2011	75,000		$28,394		No		Mar-25
Nave Cetus	LR1 Product Tanker	2012	74,581		$32,094		No		Jul-25
Nave Cassiopeia	LR1 Product Tanker	2012	74,711		$33,150	(13)	No		Jan-25
Nave Estella	LR1 Product Tanker	2012	75,000		$28,394		No		Dec-24
Nave Rigel	LR1 Product Tanker	2013	74,673		Floating Rate	(12)	No		Dec-23
Nave Atropos	LR1 Product Tanker	2013	74,695		$21,971		No		Oct-24
Nave Galactic	VLCC	2009	297,168		Freight voyage		No		Nov-23
Nave Spherical	VLCC	2009	297,188		Floating Rate		Yes	(15)	Jan-24
Nave Constellation	VLCC	2010	296,988		Freight voyage		No		Dec-23
Nave Quasar	VLCC	2010	297,376		Scheduled Repairs		—		—
Nave Synergy	VLCC	2010	299,973		Freight voyage		No		Nov-23
Nave Universe	VLCC	2011	297,066		Freight voyage		No		Dec-23
Nave Buena Suerte	VLCC	2011	297,491		$47,906		Yes	(16)	Jun-25

Bareboat-in Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)			Index(2)	Expiration Date(3)
Navios Libra	Panamax	2019	82,011	$ $	13,418 11,955 —		No No 109.75% average BPI 82	Dec-23 Mar-24 Jun-24
Navios Star	Panamax	2021	81,994	$ $	12,637 11,526 —		No No 110.0% average BPI 82	Dec-23 Mar-24 Apr-24
Navios Amitie	Panamax	2021	82,002	$ $	12,531 11,896 —		No No 110.0% average BPI 82	Dec-23 Mar-24 Apr-24
Baghdad	VLCC	2020	313,433		$27,816	(17)	No	Sep-30
Nave Electron	VLCC	2021	313,239		$47,906		Yes(16)	Jan-26
Erbil	VLCC	2021	313,486		$27,816	(17)	No	Feb-31
Nave Celeste	VLCC	2022	313,418		Floating rate Floating rate		Yes(18) Yes(4)	May-24 Jul-29

Chartered-in Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)			Index(2)	Expiration Date(3)
Navios Lyra	Handysize	2012	34,718		$9,975		No	Dec-23
Navios Venus	Ultra- Handymax	2015	61,339		$14,552 —		No 111.0% average BSI 58 10TC	Dec-23 Feb-24
Navios Amber(19)	Panamax	2015	80,994		$19,000		No	Apr-24
Navios Coral(19)	Panamax	2016	84,904		$14,486 —		No 108.0% average BPI 82	Dec-23 Feb-24
Navios Citrine(19)	Panamax	2017	81,626	$ $ $	13,570 11,898 13,675 —		No No No 110.0% average BPI 82	Dec-23 Mar-24 Jun-24 Oct-24
Navios Dolphin(19)	Panamax	2017	81,630		$14,013	(20)	No	Dec-24
Navios Gemini(21)	Panamax	2018	81,704		$14,919		No	Dec-23

Owned Containerships to be Delivered	Expected Delivery	Capacity (TEU)	Charter- Out Rate(1)		Index(2)	Expiration Date(3)
TBN I	Q4 2023	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050	No No No No No No	Dec-24 Dec-25 Dec-26 Dec-27 Dec-28 Feb-29
TBN VI	H1 2024	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050	No No No No No No	Jan-25 Jan-26 Jan-27 Jan-28 Jan-29 Mar-29

TBN II	H1 2024	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050		No No No No No No	May-25 May-26 May-27 May-28 May-29 Jul-29
TBN III	H1 2024	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050		No No No No No No	Jun-25 Jun-26 Jun-27 Jun-28 Jun-29 Aug-29
TBN VII	H1 2024	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050		No No No No No No	Mar-25 Mar-26 Mar-27 Mar-28 Mar-29 May-29
TBN IV	H2 2024	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050		No No No No No No	Aug-25 Aug-26 Aug-27 Aug-28 Aug-29 Oct-29
TBN V	H2 2024	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050		No No No No No No	Nov-25 Nov-26 Nov-27 Nov-28 Nov-29 Jan-30
TBN VIII	H2 2024	5,300		$37,500		No	Feb-30
TBN IX	H2 2024	5,300		$37,500		No	Apr-30
TBN XVII	H1 2025	7,700	$ $ $ $ $	57,213 52,238 37,313 27,363 24,875	(23)	No No No No No	Jan-28 Jan-31 Jan-33 Jan-35 Jan-37
TBN XVI	H2 2024	7,700	$ $ $ $ $	57,213 52,238 37,313 27,363 24,875	(23)	No No No No No	Dec-27 Dec-30 Dec-32 Dec-34 Dec-36

Tanker Vessels to be Delivered	Type	Expected Delivery	Capacity (DWT)	Charter-Out Rate(1)		Profit Sharing Arrangements	Expiration Date(3)
TBN X	Aframax / LR2	H1 2024	115,000	$26,366	(22)	No	Apr-29
TBN XI	Aframax / LR2	H2 2024	115,000	$26,366	(22)	No	Jul-29
TBN XII	Aframax / LR2	H2 2024	115,000	$25,576	(22)	No	Oct-29
TBN XIII	Aframax / LR2	H2 2024	115,000	$25,576	(22)	No	Dec-29
TBN XIV	Aframax / LR2	H1 2025	115,000	$27,798	(22)	No	Mar-30
TBN XV	Aframax / LR2	H1 2025	115,000	$27,798	(22)	No	May-30
TBN XXIV	Aframax / LR2	H1 2026	115,000	$27,788	(9)	No	Apr-31
TBN XXV	Aframax / LR2	H1 2026	115,000	$27,788	(9)	No	May-31
TBN XXVI	Aframax / LR2	H2 2026	115,000	—		—	—
TBN XXVII	Aframax / LR2	H2 2026	115,000	—		—	—
TBN XVIII(6)	MR2 Product Tanker	H2 2025	52,000	$22,959		No	Nov-30
TBN XIX(6)	MR2 Product Tanker	H1 2026	52,000	$22,959		No	May-31
TBN XX(6)	MR2 Product Tanker	H2 2026	52,000	—		—	—
TBN XXI(6)	MR2 Product Tanker	H1 2027	52,000	—		—	—
TBN XXII(6)	MR2 Product Tanker	H1 2027	52,000	—		—	—
TBN XXIII(6)	MR2 Product Tanker	H1 2027	52,000	—		—	—

(1)	Daily charter-out rate per day, net of commissions.
(2)	Index rates exclude commissions.
(3)	Estimated dates assuming the midpoint or Company’s estimate of the redelivery period by charterers.
(4)	Bareboat charter based on adjusted TD3C-WS with floor $26,730 and collar at $36,630.
(5)	The vessel is subject to a sale and leaseback transaction with a purchase obligation at the end of the lease term.
(6)	The vessel is subject to a bareboat contract with a purchase option at the end of the contract.
(7)	Charterer’s option to extend charter for one year at $24,900 net per day.
(8)	The premium for when the vessel is trading on ice or follow ice breaker is $1,481 per day.
(9)	Charterer’s option to extend the charter for one year at $29,738 net per day plus one year at $31,200 net per day.
(10)	Charterer’s option to extend the charter for one year at $27,913 net per day.
(11)	Charterer’s option to extend the charter for one year at $16,540 net per day plus one year at $17,528 net per day.
(12)	Rate based on pool earnings.
(13)	Charterer’s option to extend the charter for one year at $40,950 net per day.
(14)	The vessel is subject to a bareboat contract with a purchase obligation at the end of the contract.
(15)	Contract provides for TD3C-TCE index plus $1,463 premium.
(16)	Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.
(17)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
(18)	Bareboat charter based on adjusted TD3C-WS with floor $22,572 and collar at $29,700.
(19)	The vessel is subject to a charter-in agreement with a purchase option at the end of the agreement, classified as a finance lease.
(20)	Charterer’s option to extend charter for one year at $15,200 net per day.
(21)	Purchase option in the form of the right of first refusal and profit share on sale of vessel.
(22)	Charterer has the option to extend for five further one-year options at rates increasing by $1,234 net per day each year.
(23)	Charterer’s option to extend charter for two years at $24,875 net per day.
(24)	The vessel is subject to a sale and leaseback transaction with a purchase option at the end of the lease term.

Our Charters

We provide seaborne shipping services under short, medium, and long-term time charters, bareboat charters and voyage charters with customers that we believe are creditworthy. For the nine month period ended September 30, 2023, no customer accounted for 10.0% or more of our total revenues. For the nine month period ended September 30, 2022, Swissmarine Marine Pte. Ltd. Singapore (“Swissmarine”) represented approximately 10.5% of our total revenues. No other customers accounted for 10.0% or more of our total revenues for any of the periods presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;
•	the level of spot and long-term market rates at the time of charters;
•	decisions relating to vessel acquisitions and disposals;
•	the amount of time spent positioning vessels;
•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;
•	the age, condition and specifications of the vessels;
•	the aggregate level of supply and demand in the liquid, dry and containerized cargo shipping industry;
•

economic conditions, such as the impact of inflationary cost pressures, decreased consumer discretionary spending, fluctuations in foreign currency exchange rates, increasing interest rates, and the possibility of recession or financial market instability;

•	armed conflicts, such as the Israel Gaza war and Russian/Ukrainian conflicts; and
•	the outbreak of global epidemics or pandemics such as coronavirus (COVID-19).

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of global revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the medium to long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read the section entitled “Risk Factors” in our 2022 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;
•	the customer exercises certain rights to terminate the charter of the vessel;
•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•

a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read the section entitled “Risk Factors” in our 2022 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The following table reflects certain key indicators of Navios Partners’ fleet performance for the three and nine month periods ended September 30, 2023 and 2022.

	Three Month Period Ended September 30, 2023 (unaudited)	Three Month Period Ended September 30, 2022 (unaudited)	Nine Month Period Ended September 30, 2023 (unaudited)	Nine Month Period Ended September 30, 2022 (unaudited)
Available Days(1)	13,759	12,897	41,239	35,394
Operating Days(2)	13,646	12,785	40,869	35,008
Fleet Utilization(3)	99.2%	99.1%	99.1%	98.9%
Time Charter Equivalent rate (per day)(4)	$22,052	$23,781	$22,242	$22,717
Vessels operating at end of periods	153	166	153	166

(1)

Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)

Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)

Time Charter Equivalent rate (“TCE rate”) per day is defined as voyage, time charter revenues and charter-out revenues under bareboat contracts (grossed up by currently applicable fixed vessel operating expenses) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a customary shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2023 and 2022.

	Three Month Period Ended September 30, 2023 ($000) (unaudited)	Three Month Period Ended September 30, 2022 ($000) (unaudited)	Nine Month Period Ended September 30, 2023 ($000) (unaudited)	Nine Month Period Ended September 30, 2022 ($000) (unaudited)
Time charter and voyage revenues	$323,176	$322,387	$979,636	$839,665
Time charter and voyage expenses	(39,877)	(35,439)	(121,596)	(74,300)
Direct vessel expenses	(15,941)	(15,398)	(48,145)	(39,511)
Vessel operating expenses (entirely through related parties transactions)	(82,856)	(78,928)	(248,622)	(226,089)
General and administrative expenses	(19,524)	(15,597)	(59,559)	(43,683)
Depreciation and amortization of intangible assets	(54,513)	(59,270)	(162,768)	(143,820)
Amortization of unfavorable lease terms	3,521	24,779	16,431	64,205
Gain on sale of vessels, net	7,170	143,764	50,771	143,764
Interest expense and finance cost, net	(31,849)	(22,270)	(100,703)	(50,019)
Interest income	3,314	74	7,414	98
Other expense, net	(2,840)	(6,938)	(11,605)	(9,321)

Net income	$89,781	$257,164	$301,254	$460,989

EBITDA(1)	$180,838	$321,433	$571,275	$611,028

Adjusted EBITDA(1)	$173,668	$177,669	$520,504	$467,264

Operating Surplus (1)	$84,924	$94,790	$249,292	$240,859

(1)

EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended September 30, 2023 compared to the Three Month Period ended September 30, 2022

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the three month period ended September 30, 2023 slightly increased by $0.8 million, or 0.2%, to $323.2 million, as compared to $322.4 million for the same period in 2022. The increase in revenue was mainly attributable to the increase in the available days of our fleet, partially mitigated by the decrease in TCE rate. For the three month periods ended September 30, 2023 and 2022, the time charter and voyage revenues were negatively affected by $9.7 million and $13.6 million, respectively, relating to the straight-line effect of the containership and tanker charters with de-escalating rates. For the three month period ended September 30, 2023, the TCE rate decreased by 7.3% to $22,052 per day, as compared to $23,781 per day for the same period in 2022. The available days of the fleet increased by 6.7% to 13,759 days for the three month period ended September 30, 2023, as compared to 12,897 days for the same period in 2022 mainly due to the acquisition of the 36-vessel drybulk fleet from Navios Holdings and the deliveries of newbuilding and secondhand vessels, partially mitigated by the sale of vessels.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended September 30, 2023 increased by $4.5 million to $39.9 million, as compared to $35.4 million for the three month period ended September 30, 2022. The increase was mainly attributable to a: (i) $3.1 million increase in bunkers expenses arising from the increased days of freight voyages in the third quarter of 2023; (ii) $1.0 million increase in other voyage expenses; (iii) $0.5 million increase in port expenses; and (iv) $0.3 million increase in bareboat and charter-in hire expense of the tanker and drybulk fleet primarily due to the expansion of our fleet. The above was partially mitigated by a $0.4 million decrease in brokers’ commissions.

Direct vessel expenses: Direct vessel expenses for the three month period ended September 30, 2023, increased by $0.5 million to $15.9 million, as compared to $15.4 million for the three month period ended September 30, 2022. The increase of $0.5 million was mainly attributable to the amortization of the deferred drydock and special survey costs due to the expansion of our fleet.

Vessel operating expenses: Vessel operating expenses for the three month period ended September 30, 2023, increased by approximately $4.0 million to $82.9 million, as compared to $78.9 million for the same period in 2022. The increase was mainly due to the expansion of our fleet and the adjustment of the fixed daily fee in accordance with the management agreements (the “Management Agreements”), partially mitigated by the sale of vessels.

General and administrative expenses: General and administrative expenses increased by $3.9 million to $19.5 million for the three month period ended September 30, 2023, as compared to $15.6 million for the three month period ended September 30, 2022. The increase was mainly due to a: (i) $3.1 million increase in administrative expenses paid to the Manager (as defined herein) as per the administrative services agreement (the “Administrative Services Agreement”), mainly due to the expansion of our fleet, partially mitigated by the sale of vessels; and (ii) $0.8 million increase in professional and legal fees, as well as audit fees and other administrative expenses.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $54.5 million for the three month period ended September 30, 2023, as compared to $59.3 million for the three month period ended September 30, 2022. The decrease of $4.8 million was mainly attributable to a: (i) $12.9 million decrease in amortization of favorable lease terms; and (ii) $3.9 million decrease in the depreciation due to the sale of 21 of our vessels during the second half of 2022 and the nine month period ended September 30, 2023. The above decrease was partially mitigated by a: (i) $11.4 million increase in the depreciation expense due to the delivery of the 36-vessel drybulk fleet and the delivery of 11 vessels during the second half of 2022 and the nine months period ended September 30, 2023; and (ii) $0.6 million increase in the depreciation expense due to vessel improvements. Depreciation of vessels is calculated using an estimated useful life of 25 years for drybulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $3.5 million and $24.8 million for the three month periods ended September 30, 2023 and September 30, 2022, respectively, related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Maritime Containers L.P. (“Navios Containers”) and at the date of obtaining control of Navios Maritime Acquisition Corporation (“Navios Acquisition”).

Gain on sale of vessels, net: Gain on sale of vessels, net amounted to $7.2 million for the three month period ended September 30, 2023, relating to one of our vessels amounted to $7.4 million, partially mitigated by an impairment loss of one of our vessels amounted to $0.2 million. Gain on sale of vessels, net amounted to $143.8 million for the three month period ended September 30, 2022, relating to the sale of two containerships.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended September 30, 2023 increased by $9.5 million to $31.8 million, as compared to $22.3 million for the three month period ended September 30, 2022. The increase was mainly due to: (i) the increase in Navios Partner’s weighted average loan balance to $1,949.4 million for the three month period ended September 30, 2023, as compared to $1,579.0 million for the three month period ended September 30, 2022; and (ii) the increase of the weighted average interest rate for the three month period ended September 30, 2023 to 7.34% from 5.59% for the three month period ended September 30, 2022. The above increase was partially mitigated mainly by $4.3 million increase in the capitalized interest costs.

Interest income: Interest income amounted to $3.3 million for the three month period ended September 30, 2023 as compared to $0.1 million for the three month period ended September 30, 2022.

Other expense, net: Other expense, net for the three month period ended September 30, 2023 decreased by $4.1 million to $2.8 million, as compared to $6.9 million for the three month period ended September 30, 2022, mainly due to the decrease in expenses related to claims reserve and other miscellaneous expenses.

Net income: Net income for the three month period ended September 30, 2023 amounted to $89.8 million as compared to $257.2 million net income for the three month period ended September 30, 2022. The decrease of $167.4 million was due to the factors discussed above.

For the Nine Month Period ended September 30, 2023 compared to the Nine Month Period ended September 30, 2022.

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the nine month period ended September 30, 2023 increased by $139.9 million, or 16.7%, to $979.6 million, as compared to $839.7 million for the same period in 2022. The increase in revenue was mainly attributable to the increase in the available days of our fleet. For the nine month periods ended September 30, 2023 and 2022, the time charter and voyage revenues were negatively affected by $30.2 million and $30.1 million, respectively, relating to the straight-line effect of the containership and tanker charters with de-escalating rates. For the nine month period ended September 30, 2023, the TCE rate decreased by 2.1% to $22,242 per day, as compared to $22,717 per day for the same period in 2022. The available days of the fleet increased by 16.5% to 41,239 days for the nine month period ended September 30, 2023, as compared to 35,394 days for the same period in 2022 mainly due to the acquisition of the 36-vessel drybulk fleet from Navios Holdings and the deliveries of newbuilding and secondhand vessels, partially mitigated by the sale of vessels.

Time charter and voyage expenses: Time charter and voyage expenses for the nine month period ended September 30, 2023 increased by $47.3 million to $121.6 million, as compared to $74.3 million for the nine month period ended September 30, 2022. The increase was mainly attributable to a: (i) $20.1 million increase in bunkers expenses arising from the increased days of freight voyages during the nine month period ended September 30, 2023; (ii) $19.8 million increase in bareboat and charter-in hire expense of the tanker and drybulk fleet primarily due to the expansion of our fleet; (iii) $3.2 million increase in port expenses; (iv) $3.1 million increase in other voyage expenses; and (v) $1.1 million increase in brokers’ commissions.

Direct vessel expenses: Direct vessel expenses for the nine month period ended September 30, 2023, increased by $8.6 million to $48.1 million, as compared to $39.5 million for the nine month period ended September 30, 2022. The increase of $8.6 million was mainly attributable to the amortization of the deferred drydock and special survey costs due to the expansion of our fleet.

Vessel operating expenses: Vessel operating expenses for the nine month period ended September 30, 2023, increased by approximately $22.5 million to $248.6 million, as compared to $226.1 million for the same period in 2022. The increase was mainly due to the expansion of our fleet and the adjustment of the fixed daily fee in accordance with the Management Agreements, partially mitigated by the sale of vessels.

General and administrative expenses: General and administrative expenses increased by $15.9 million to $59.6 million for the nine month period ended September 30, 2023, as compared to $43.7 million for the nine month period ended September 30, 2022. The increase was mainly due to a: (i) $12.5 million increase in administrative expenses paid to the Manager (as defined herein) as per the Administrative Services Agreement, mainly due to the expansion of our fleet, partially mitigated by the sale of vessels; and (ii) $3.5 million increase in professional and legal fees, as well as audit fees and other administrative expenses; partially mitigated by a $0.1 million decrease in stock-based compensation expenses.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $162.8 million for the nine month period ended September 30, 2023, as compared to $143.8 million for the nine month period ended September 30, 2022. The increase of $19.0 million was mainly attributable to a: (i) $42.4 million increase due to the delivery of the 36-vessel drybulk fleet and the delivery of 11 vessels during the second half of 2022 and the nine month period ended September 30, 2023; and (ii) $1.4 million increase in depreciation expense due to vessel improvements. The above increase was partially mitigated by a: (i) $9.8 million decrease in the depreciation due to the sale of 21 vessels during the second half of 2022 and the nine month period ended September 30, 2023; and (ii) $15.0 million decrease in amortization of favorable lease terms. Depreciation of vessels is calculated using an estimated useful life of 25 years for drybulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $16.4 million and $64.2 million for the nine month periods ended September 30, 2023 and September 30, 2022, respectively, related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers and at the date of obtaining control of Navios Acquisition.

Gain on sale of vessels, net: Gain on sale of vessels, net amounted to $50.8 million for the nine month period ended September 30, 2023, relating to a gain on sale of 13 of our vessels amounted to $51.0 million, partially mitigated by an impairment loss of one of our vessels amounted to $0.2 million. Gain on sale of vessels, net amounted to $143.8 million for the nine month period ended September 30, 2022, relating to the sale of two containerships.

Interest expense and finance cost, net: Interest expense and finance cost, net for the nine month period ended September 30, 2023 increased by $50.7 million to $100.7 million, as compared to $50.0 million for the nine month period ended September 30, 2022. The increase was mainly due to: (i) the increase in Navios Partner’s weighted average loan balance to $1,917.9 million for the nine month period ended September 30, 2023, as compared to $1,415.2 million for the nine month period ended September 30, 2022; and (ii) the increase of the weighted average interest rate for the nine month period ended September 30, 2023 to 7.25% from 4.59% for the nine month period ended September 30, 2022. The above increase was partially mitigated mainly by $11.4 million increase in the capitalized interest costs.

Interest income: Interest income amounted to $7.4 million for the nine month period ended September 30, 2023 as compared to $0.1 million for the nine month period ended September 30, 2022.

Other expense, net: Other expense, net for the nine month period ended September 30, 2023 increased by $2.3 million to $11.6 million, as compared to $9.3 million for the nine month period ended September 30, 2022, mainly due to the increase in expenses related to claims reserve and foreign exchange differences.

Net income: Net income for the nine month period ended September 30, 2023 amounted to $301.3 million as compared to $461.0 million net income for the nine month period ended September 30, 2022. The decrease of $159.7 million was due to the factors discussed above.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from assets’ sales, long-term bank borrowings and other debt raisings. In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. As of September 30, 2023, Navios Partners’ current assets totaled $383.2 million, while current liabilities totaled $461.7 million, resulting in a negative working capital position of $78.5 million, primarily related to balloon payments totaling $76.9 million due under its financial liabilities and finance lease liabilities in the next 12 months. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue of $3.4 billion as of November 14, 2023 and cash proceeds from the sale of vessels (see Note 4 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report) to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our unaudited condensed consolidated financial statements.

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non- performance by financial institutions. Navios Partners does maintain cash deposits and cash equivalents in excess of government provided insurance limits.

Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

The following table presents cash flow information derived from the unaudited condensed Consolidated Statements of Cash Flows of Navios Partners for the nine month periods ended September 30, 2023 and 2022.

	Nine Month Period Ended September 30, 2023 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2022 ($ ‘000) (unaudited)
Net cash provided by operating activities	$348,613	$366,271
Net cash used in investing activities	(72,423)	(265,710)
Net cash used in by financing activities	(182,115)	(159,687)

Increase/ (decrease) in cash, cash equivalents and restricted cash	$94,075	$(59,126)

Net cash provided by operating activities for the nine month period ended September 30, 2023 as compared to the net cash provided by operating activities for the nine month period ended September 30, 2022

Net cash provided by operating activities decreased by $17.7 million to $348.6 million for the nine month period ended September 30, 2023, as compared to $366.3 million for the same period in 2022. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was $184.2 million of non-cash positive net adjustments for the nine month period ended September 30, 2023, which consisted mainly of the following adjustments: (i) $162.8 million depreciation and amortization of intangible assets; (ii) $45.2 million non-cash amortization of deferred revenue and straight-line effect of the containership and tanker charters with de-escalating rates; (iii) $30.4 million amortization of deferred dry dock and special survey costs; (iv) $7.8 million amortization of operating lease assets/ liabilities; and (v) $5.2 million amortization and write-off of deferred finance costs and discount. These adjustments were partially mitigated by: (i) $50.8 million gain from sale of vessels, net; and (ii) $16.4 million amortization of unfavorable lease terms.

The net cash outflow resulting from the change in operating assets and liabilities of $136.9 million for the nine month period ended September 30, 2023 resulted from a: (i) $104.7 million decrease in amounts due to related parties; (ii) $66.1 million in payments for dry dock and special survey costs; (iii) $9.7 million decrease in accounts payable; and (iv) $6.3 million decrease in deferred revenue. This was partially mitigated by a: (i) $36.7 million decrease in accounts receivable; (ii) $7.1 million decrease in prepaid expenses and other current assets; and (iii) $6.1 million increase in accrued expenses.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was $2.2 million of non-cash negative net adjustments for the nine month period ended September 30, 2022, which consisted mainly of the following adjustments: (i) $143.8 million gain from sale of vessels; and (ii) $64.2 million amortization of unfavorable lease terms. These adjustments were partially mitigated by: (i) $143.8 million depreciation and amortization of intangible assets; (ii) $36.2 million non-cash amortization of deferred revenue and straight-line effect of the containerships charters with de-escalating rates; (iii) $20.5 million amortization of deferred dry dock and special survey costs; (iv) $3.9 million amortization and write-off of deferred finance costs and discount; (v) $1.3 million amortization of operating lease assets/ liabilities; and (vi) $0.1 million stock-based compensation.

The net cash outflow resulting from the change in operating assets and liabilities of $92.5 million for the nine month period ended September 30, 2022 resulted from: (i) $48.8 million in payments for dry dock and special survey costs; (ii) a $26.2 million increase in prepaid expenses and other current assets; (iii) a $21.6 million increase in accounts receivable; (iv) a $6.8 million increase in amounts due from related parties; and (v) a $2.4 million decrease in amounts due to related parties. This was partially mitigated by a: (i) $7.8 million increase in accounts payable; (ii) $4.3 million increase in deferred revenue; and (iii) $1.2 million increase in accrued expenses.

Net cash used in investing activities for the nine month period ended September 30, 2023 as compared to the net cash used in investing activities for the nine month period ended September 30, 2022

Net cash used in investing activities for the nine month period ended September 30, 2023 amounted to $72.4 million as compared to $265.7 million for the nine month period ended September 30, 2022.

Net cash used in investing activities of $72.4 million for the nine month period ended September 30, 2023 was mainly due to: (i) $225.9 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses; and (ii) $83.9 million related to vessels’ acquisitions and additions. This was partially mitigated by $237.4 million of proceeds related to the sale of 13 vessels.

Net cash used in investing activities of $265.7 million for the nine month period ended September 30, 2022 was mainly due to: (i) $395.4 million related to vessels’ acquisitions and additions; and (ii) $95.5 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses. This was partially mitigated by: (i) $215.3 million of proceeds related to the sale of two vessels; and (ii) $9.9 million cash acquired through the delivery of the 36-vessel drybulk fleet.

Net cash used in financing activities for the nine month period ended September 30, 2023 as compared to net cash used in financing activities for the nine month period ended September 30, 2022

Net cash used in financing activities increased by approximately $22.4 million to $182.1 million outflow for the nine month period ended September 30, 2023, as compared to $159.7 million outflow for the same period in 2022.

Net cash used in financing activities of $182.1 million for the nine month period ended September 30, 2023 was mainly due to: (i) $708.1 million repayments of loans and financial liabilities; (ii) $13.2 million payments of deferred finance costs related to the new credit facilities and financial liabilities; and (iii) $4.6 million payments in total for cash distributions. This was partially mitigated by $543.8 million of proceeds from the new credit facilities and sale and leaseback agreements.

Net cash used in financing activities of $159.7 million for the nine month period ended September 30, 2022 was mainly due to: (i) $497.6 million repayments of loans and financial liabilities; (ii) $4.6 million payments in total for cash distributions; and (iii) $2.7 million payments of deferred finance costs related to the new credit facilities. This was partially mitigated by $345.2 million proceeds from new credit facilities.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and, Operating Surplus

	Three Month Period Ended September 30, 2023 ($000) (unaudited)	Three Month Period Ended September 30, 2022 ($000) (unaudited)	Nine Month Period Ended September 30, 2023 ($000) (unaudited)	Nine Month Period Ended September 30, 2022 ($000) (unaudited)
Net cash provided by operating activities	$120,270	$219,108	$348,613	$366,271
Net increase in operating assets	32,481	14,948	22,288	103,465
Net decrease/ (increase) in operating liabilities	12,605	(62,898)	114,551	(10,918)
Net interest cost	28,535	22,197	93,289	49,921
Amortization and write-off of deferred finance cost	(1,625)	(1,251)	(5,243)	(3,928)
Amortization of operating lease assets/liabilities	(2,623)	(1,719)	(7,769)	(1,297)
Non-cash amortization of deferred revenue and straight-line	(15,974)	(12,676)	(45,222)	(36,128)
Stock-based compensation	(1)	(40)	(3)	(122)
Gain on sale of vessels, net	7,170	143,764	50,771	143,764

EBITDA(1)	$180,838	$321,433	$571,275	$611,028

Gain on sale of vessels, net	(7,170)	(143,764)	(50,771)	(143,764)

Adjusted EBITDA(1)	$173,668	$177,669	$520,504	$467,264

Cash interest income	3,241	74	6,718	98
Cash interest paid	(35,851)	(22,983)	(108,843)	(48,447)
Maintenance and replacement capital expenditures	(56,134)	(59,970)	(169,087)	(178,056)

Operating Surplus(2)	$84,924	$94,790	$249,292	$240,859

(1) EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA excluding certain items, as described in the table above. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase in operating assets; (ii) net decrease/(increase) in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs and discount; (v) gain on sale of assets, net; (vi) non-cash amortization of deferred revenue and straight line effect of the containerships and tankers charters with de-escalating rates; (vii) stock-based compensation expense; and (viii) amortization of operating lease assets/ liabilities. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Each of EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month periods ended September 30, 2023 and 2022 was affected by the items described in the table above. Excluding these items, Adjusted EBITDA decreased by $4.0 million to $173.7 million for the three month period ended September 30, 2023, as compared to $177.7 million for the same period in 2022. The decrease in Adjusted EBITDA was primarily due to a: (i) $4.5 million increase in time charter and voyage expenses, mainly due to the increase in bunker expenses arising from the increased days of freight voyages in the third quarter of 2023; (ii) $4.0 million increase in vessel operating expenses in accordance with our Management Agreements, mainly due to the expansion of our fleet; and (iii) $3.9 million increase in general and administrative expenses mainly due to the expansion of our fleet in accordance with our Administrative Services Agreement, partially mitigated by a: (i) $4.1 million decrease in other expenses, net; (ii) $3.5 million decrease in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); and (iii) $0.8 million increase in time charter and voyage revenues.

EBITDA for the nine month periods ended September 30, 2023 and 2022 was affected by the items described in the table above. Excluding these items, Adjusted EBITDA increased by $53.2 million to $520.5 million for the nine month period ended September 30, 2023, as compared to $467.3 million for the same period in 2022. The increase in Adjusted EBITDA was primarily due to a: (i) $139.9 million increase in time charter and voyage revenues; and (ii) $1.3 million decrease in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items), that were partially mitigated by a: (i) $47.3 million increase in time charter and voyage expenses, mainly due to the increase in bunker expenses arising from the increased days of freight voyages in the first nine months of 2023 and bareboat and charter-in hire expense of the tanker and dry bulk fleet; (ii) $22.5 million increase in vessel operating expenses in accordance with our Management Agreements, mainly due to the expansion of our fleet; (iii) $15.9 million increase in general and administrative expenses mainly due to the expansion of our fleet in accordance with our Administrative Services Agreement; and (iv) $2.3 million increase in other expenses, net.

(2) Operating Surplus

Navios Partners generated Operating Surplus for the three and nine month periods ended September 30, 2023 of $84.9 million and of $249.3 million, respectively. Operating Surplus for the three and nine month periods ended September 30, 2022 was $94.8 million and $240.9 million, respectively. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings. Capital expenditures for each of the nine month periods ended September 30, 2023 and 2022 amounted to $309.8 million and $490.8 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) under the Management Agreements.

Maintenance and Replacement Capital Expenditures Reserve

The reserves for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2023 were $56.1 million and $169.1 million, respectively. We estimate that our annual replacement reserve for the year ending December 31, 2023 will be approximately $224.4 million, for replacing our vessels at the end of their useful lives. The reserves for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2022 were $60.0 million and $178.1 million, respectively.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk and tanker vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us on the common units on any quarter.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

See Note 13 – Cash distributions and earnings per unit to the unaudited condensed consolidated financial statements included elsewhere in this Report.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Interest rates have increased significantly as central banks in Europe, United States and other developed countries raise interest rates. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our Company.

Borrowings under our credit facilities and financial liabilities bear interest at a rate based on a premium over Secured Overnight Financing Rate (“SOFR”), which replaced U.S. LIBOR during the period. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month periods ended September 30, 2023 and 2022, we paid interest on our outstanding debt at a weighted average interest rate of 7.25% and 4.59%, respectively. A 1% increase in SOFR would have increased our interest expense for the nine month periods ended September 30, 2023 and 2022 by $10.3 million and $9.1 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the nine month period ended September 30, 2023, no customer accounted for 10.0% or more of our total revenues. For the nine month period ended September 30, 2022, Swissmarine represented approximately 10.5% of our total revenues. No other customers accounted for 10.0% or more of our total revenues for any of the periods presented.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2022 Annual Report filed on Form 20-F with the SEC on March 24, 2023.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this Report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in Note 2-Summary of Significant Accounting Policies to the notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 24, 2023 and in Note 2-Summary of Significant Accounting Policies included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this Report.

Exhibit List

Exhibit No.

99.1

Sample Amendment and Restatement Deed, dated September  6, 2023, in relation to the Bareboat Charters and Memoranda of Agreement, dated March  31, 2018, by and among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively.*

* Filed herewith

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	September 30, 2023 (unaudited)	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	3	$260,507	$157,814
Restricted cash	3	8,666	17,284
Assets held for sale	4,7	13,130	—
Accounts receivable, net		38,333	75,030
Amounts due from related parties	12	1,212	—
Prepaid expenses and other current assets		61,358	60,296

Total current assets		383,206	310,424

Vessels, net	4	3,700,455	3,777,329
Deposits for vessels acquisitions	11	429,886	218,663
Other long-term assets	11	30,098	46,122
Deferred dry dock and special survey costs, net		123,770	99,999
Amounts due from related parties	12	39,338	41,403
Intangible assets	5	64,970	78,716
Operating lease assets	14	284,145	323,048

Total non-current assets		4,672,662	4,585,280

Total assets		$5,055,868	$4,895,704

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$17,439	$27,117
Liabilities associated with the vessel held for sale	6	6,528	—
Accrued expenses		22,190	16,049
Deferred revenue		63,078	38,875
Operating lease liabilities, current portion	14	32,065	39,853
Amounts due to related parties	12	—	104,751
Current portion of financial liabilities, net	6	168,666	216,955
Current portion of long-term debt, net	6	151,754	174,140

Total current liabilities		461,720	617,740

Operating lease liabilities, net	14	247,916	271,262
Unfavorable lease terms	5	31,475	47,906
Long-term financial liabilities, net	6	828,428	864,661
Long-term debt, net	6	782,207	689,691
Deferred revenue		56,786	50,138
Other long-term liabilities		7,736	11,343

Total non-current liabilities		1,954,548	1,935,001

Total liabilities		$2,416,268	$2,552,741

Commitments and contingencies	11	—	—
Partners’ capital:
Common Unitholders (30,184,388 units issued and outstanding at each of September 30, 2023 and December 31, 2022)	1, 8	2,596,200	2,305,494
General Partner (622,296 units issued and outstanding at each of September 30, 2023 and December 31, 2022)	1, 8	43,400	37,469

Total partners’ capital		2,639,600	2,342,963

Total liabilities and partners’ capital		$5,055,868	$4,895,704

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit data)

		Three Month Period Ended September 30, 2023	Three Month Period Ended September 30, 2022	Nine Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2022
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter and voyage revenues	2, 9, 14	$323,176	$322,387	$979,636	$839,665
Time charter and voyage expenses	14	(39,877)	(35,439)	(121,596)	(74,300)
Direct vessel expenses	12	(15,941)	(15,398)	(48,145)	(39,511)
Vessel operating expenses (entirely through related parties transactions)	12	(82,856)	(78,928)	(248,622)	(226,089)
General and administrative expenses	12	(19,524)	(15,597)	(59,559)	(43,683)
Depreciation and amortization of intangible assets	4, 5	(54,513)	(59,270)	(162,768)	(143,820)
Amortization of unfavorable lease terms	5	3,521	24,779	16,431	64,205
Gain on sale of vessels, net	4	7,170	143,764	50,771	143,764
Interest expense and finance cost, net	6	(31,849)	(22,270)	(100,703)	(50,019)
Interest income		3,314	74	7,414	98
Other expense, net		(2,840)	(6,938)	(11,605)	(9,321)

Net income		$89,781	$257,164	$301,254	$460,989

	Three Month Period Ended September 30, 2023	Three Month Period Ended September 30, 2022	Nine Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Common Unitholders	$87,985	$252,021	$295,230	$451,770
General Partner	1,796	5,143	6,024	9,219

Net income	$89,781	$257,164	$301,254	$460,989

	Three Month Period Ended September 30, 2023	Three Month Period Ended September 30, 2022	Nine Month Period Ended September 30, 2023	Nine Month Period Ended September 30, 2022
Earnings per unit (see Note 13):	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings per common unit, basic	$2.92	$8.36	$9.78	$14.98
Earnings per common unit, diluted	$2.91	$8.35	$9.78	$14.97

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	Nine Month Period Ended September 30, 2023 (unaudited)	Nine Month Period Ended September 30, 2022 (unaudited)
OPERATING ACTIVITIES:
Net income		$301,254	$460,989
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	4, 5	162,768	143,820
Amortization of unfavorable lease terms	5	(16,431)	(64,205)
Non-cash amortization of deferred revenue and straight line		45,222	36,128
Amortization of operating lease assets/ liabilities	14	7,769	1,297
Amortization and write-off of deferred finance costs and discount		5,243	3,928
Amortization of deferred dry dock and special survey costs		30,395	20,503
Gain on sale of vessel, net	4	(50,771)	(143,764)
Stock-based compensation	8	3	122
Changes in operating assets and liabilities:
Decrease/ (increase) in accounts receivable		36,697	(21,638)
Decrease/ (increase) in prepaid expenses and other current assets	15	7,068	(26,152)
Decrease/ (increase) in amounts due from related parties	12	16	(6,838)
Payments for dry dock and special survey costs		(66,069)	(48,837)
(Decrease)/ increase in accounts payable		(9,681)	7,775
Increase in accrued expenses		6,142	1,159
(Decrease)/ increase in deferred revenue		(6,261)	4,345
Decrease in amounts due to related parties	12	(104,751)	(2,361)

Net cash provided by operating activities		348,613	366,271
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	4	237,422	215,250
Deposits for acquisition/ option to acquire vessel	11	(225,915)	(95,472)
Acquisition of/ additions to vessels	4,12	(83,930)	(395,350)
Cash acquired from asset acquisitions		—	9,862

Net cash used in investing activities		(72,423)	(265,710)
FINANCING ACTIVITIES:
Cash distributions paid	13	(4,620)	(4,623)
Repayment of long-term debt and financial liabilities	6	(708,111)	(497,573)
Payments of deferred finance costs	6	(13,187)	(2,726)
Proceeds from long-term debt and financial liabilities	6	543,803	345,235

Net cash used in financing activities		(182,115)	(159,687)

Increase/ (Decrease) in cash, cash equivalents and restricted cash		94,075	(59,126)
Cash, cash equivalents and restricted cash, beginning of period		175,098	169,446

Cash, cash equivalents and restricted cash, end of period		$269,173	$110,320

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars except unit data)

	Nine Month	Nine Month
	Period Ended September 30, 2023	Period Ended
		September 30, 2022
	(unaudited)	(unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$108,843	$48,447
Non cash financing activities
Stock-based compensation	$3	$122
Long-term debt and financial liabilities assumed	$—	$609,037
Financial and finance lease liabilities	$202,373	$107,685
Non cash investing activities
Acquisition of vessels	$(230,257)	$(729,389)
Deposits for acquisition/ option to acquire vessel (see Note 11)	$—	$(3,430)

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Partners’ Capital
Balance, December 31, 2022	622,296	$37,469	30,184,388	$2,305,494	$2,342,963

Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,509)	(1,540)
Stock-based compensation (see Note 8)	—	—	—	1	1
Net income	—	1,982	—	97,183	99,165

Balance, March 31, 2023	622,296	$39,420	30,184,388	$2,401,169	$2,440,589

Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,509)	(1,540)
Stock-based compensation (see Note 8)	—	—	—	1	1
Net income	—	2,246	—	110,062	112,308

Balance, June 30, 2023	622,296	$41,635	30,184,388	$2,509,723	$2,551,358

Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,509)	(1,540)
Stock-based compensation (see Note 8)	—	—	—	1	1
Net income	—	1,796	—	87,985	89,781

Balance, September 30, 2023	622,296	$43,400	30,184,388	$2,596,200	$2,639,600

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Partners’ Capital
Balance, December 31, 2021	622,555	$26,008	30,197,087	$1,743,717	$1,769,725

Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,510)	(1,541)
Stock-based compensation (see Note 8)	—	—	—	42	42
Net income	—	1,713	—	83,952	85,665

Balance, March 31, 2022	622,555	$27,690	30,197,087	$1,826,201	$1,853,891

Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,510)	(1,541)
Stock-based compensation (see Note 8)	—	—	—	40	40
Net income	—	2,363	—	115,797	118,160

Balance, June 30, 2022	622,555	$30,022	30,197,087	$1,940,528	$1,970,550

Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,510)	(1,541)
Units cancelled/ forfeited (see Note 8)	(259)	—	(12,699)	—	—
Stock-based compensation (see Note 8)	—	—	—	40	40
Net income	—	5,143	—	252,021	257,164

Balance, September 30, 2022	622,296	$35,134	30,184,388	$2,191,079	$2,226,213

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. The Company’s general partner is Olympos Maritime Ltd. (the “General Partner”) (see Note 12 – Transactions with related parties and affiliates).

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short, medium and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 12 – Transactions with related parties and affiliates).

As of September 30, 2023, there were 30,184,388 outstanding common units and 622,296 general partnership units. As of September 30, 2023, Navios Maritime Holdings Inc. (“Navios Holdings”) owned an approximately 10.3% ownership interest in Navios Partners and the General Partner held an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statement of partners’ capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ Annual Report for the year ended December 31, 2022 filed on Form 20-F on March 24, 2023 with the U.S. Securities and Exchange Commission (“SEC”).

Based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources, including cash from sale of vessels, (see Note 4 – Vessels, net) to continue in operation and meet its financial commitments, including but not limited to, capital expenditures and debt service obligations, for a period of at least 12 months from the date of issuance of these condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Following Russia’s invasion of Ukraine in February 2022 the United States, the European Union, the United Kingdom and other countries have announced sanctions against Russia, and may impose wider sanctions and take other actions in the future. To date, no apparent consequences have been identified on the Company’s business. It should be noted that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims in this regard. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse impact on our business, financial condition, results of operations and cash flows.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

Interest rates have increased significantly as central banks in Europe, United States and other developed countries raise interest rates. The eventual implications of tighter monetary policy and potentially higher long-term interest rates may drive a higher cost of capital for the Company.

(b) Principles of consolidation: The accompanying interim condensed consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of the Republic of Marshall Islands, Liberia, Malta, Delaware, Cayman Islands, Hong Kong, British Virgin Islands, Luxemburg and Belgium from their dates of incorporation or from the date of acquiring control or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity.

A discussion of the Company’s significant accounting policies can be found in Note 2 to the Company’s consolidated financial statements included in the Annual Report filed on Form 20-F on March 24, 2023 with the SEC for the year ended December 31, 2022. There have been no material changes to these policies in the nine months ended September 30, 2023, apart from those discussed below.

As of September 30, 2023, the Company has elected one of the optional expedients provided in the ASU 2020-04 Reference Rate Reform and its update that allows entities with contract modifications within the scope of Topic 470, for which the terms that are modified solely relate to directly replacing, or having the potential to replace a reference rate with another interest rate index, to account for the modification that meets the scope of paragraphs 848-20-15-2 through 15-3 as if the modification was not substantial. That is, the original contract and the new contract shall be accounted for as if they were not substantially different from one another, and the modification shall not be accounted for in the same manner as a debt extinguishment. As of September 30, 2023, the Company has entered into certain amendments in the existing loan agreements in order to replace the reference rate from Libor to Secured Overnight Financing Rate (“SOFR”). The Company will continue to evaluate the potential impact of adopting the standards on its consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

(c) Revenue and Expense Recognition:

Revenue from time chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $287,912 and $287,017 for the three month periods ended September 30, 2023 and 2022, respectively. Revenue from time chartering and bareboat chartering of vessels amounted to $856,273 and $763,623 for the nine month periods ended September 30, 2023 and 2022, respectively.

Revenue from voyage contracts

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $25,420 and $12,793 for the three month periods ended September 30, 2023 and 2022, respectively. Revenue from voyage contracts amounted to $80,472 and $30,199 for the nine month periods ended September 30, 2023 and 2022, respectively.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $9,818 and $21,943 for the three month periods ended September 30, 2023 and 2022, respectively. Revenue from vessels operating in pooling arrangements amounted to $42,815 and $44,335 for the nine month periods ended September 30, 2023 and 2022, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or semi-annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit-sharing revenue amounted to $26 and $634 for the three month periods ended September 30, 2023 and 2022, respectively. Profit-sharing revenue amounted to $76 and $1,508 for the nine month periods ended September 30, 2023 and 2022, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Recent Accounting Pronouncements:

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2022.

NOTE 3 – CASH AND CASH EQUIVALENTS

	September 30, 2023	December 31, 2022
Cash and cash equivalents	$260,507	$157,814
Restricted cash	8,666	17,284

Total cash and cash equivalents and restricted cash	$269,173	$175,098

As of September 30, 2023 and December 31, 2022, restricted cash amounted to $8,666 and $17,284, respectively, and relates to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities and financial liabilities.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4 – VESSELS, NET

Total Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2022	$4,292,150	$(514,821)	$3,777,329
Additions/ (Depreciation)	314,187	(148,720)	165,467
Disposals	(253,697)	23,196	(230,501)
Transfer to assets held for sale	(11,840)	—	(11,840)

Balance September 30, 2023	$4,340,800	$(640,345)	$3,700,455

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

The above balances as of September 30, 2023 are analyzed in the following tables:

Owned Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2022	$3,757,903	$(505,943)	$3,251,960
Additions/ (Depreciation)	123,370	(130,516)	(7,146)
Disposals	(197,623)	22,105	(175,518)
Transfer to assets held for sale	(11,840)	—	(11,840)

Balance September 30, 2023	$3,671,810	$(614,354)	$3,057,456

Right-of-use assets under finance Lease	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2022	$534,247	$(8,878)	$525,369
Additions/ (Depreciation)	190,817	(18,204)	172,613
Transfers to owned vessels	(56,074)	1,091	(54,983)

Balance September 30, 2023	$668,990	$(25,991)	$642,999

Right-of-use asset under finance leases are calculated at an amount equal to the finance liability, increased with the allocated excess value, the initial direct costs and adjusted for the carrying amount of the straight-line effect of liability as well as the favorable and unfavorable lease terms derived from charter-in agreements. Following the declaration of the Company’s option to extend the charter period of the Navios Amber for one year commencing in May 2023, the corresponding right-of-use asset under finance lease was increased by $1,620, upon remeasurement of the finance lease liability, to $46,407 (see Note 6 – Borrowings).

During the nine month periods ended September 30, 2023 and 2022, the Company capitalized certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation, scrubber system installation, and other improvements that amounted to $34,470 and $12,157 , respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows (see Note 12 – Transactions with related parties and affiliates).

Acquisition of Vessels

2023

In August 2023, Navios Partners agreed to acquire from an unrelated third party the Navios Horizon I, a 2019-built Kamsarmax vessel of 81,692 dwt, which was previously chartered-in and accounted for as a right-of-use asset under operating lease. In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as finance lease, as of the effective date of the modification. Following the reassessment performed, the Company recognized a right-of-use asset at $27,561, being an amount equal to the finance lease liability (see Note 6 – Borrowings). The acquisition was completed in October 2023.

On June 21, 2023, Navios Partners took delivery of the Navios Amethyst, a 2023-built Capesize vessel of 182,212 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $64,600, being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 6- Borrowings) increased by the amount of $2,574, which was prepaid before the lease commencement.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

On April 27, 2023, Navios Partners took delivery of the Navios Sakura, a 2023-built Capesize vessel of 182,169 dwt, from an unrelated third party by entering into a 15-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $50,890, being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 6- Borrowings) increased by the amount of $2,579, which was prepaid before the lease commencement.

On March 29, 2023, Navios Partners took delivery of the Navios Altair, a 2023-built Capesize vessel of 182,115 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $46,146 being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 6 – Borrowings) increased by the amount of $3,028, which was prepaid before the lease commencement.

On March 6, 2023, Navios Partners paid an amount of $42,879 (including $1,600 related to the scrubber system installation) and acquired from an unrelated third party, the Navios Felix, a 2016-built scrubber-fitted Capesize vessel of 181,221 dwt, which was previously accounted for as a right-of-use asset under a finance lease. At the same date, the Company derecognized the right-of-use asset under finance lease and recognized the vessel at an aggregate cost of $53,232.

On February 5, 2023, Navios Partners took delivery of the Navios Meridian, a 2023-built Panamax vessel of 82,010 dwt, from an unrelated third party, for an acquisition cost of $35,605.

2022

On September 21, 2022, Navios Partners took delivery of the Navios Armonia, a 2022-built Capesize vessel of 182,079 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the vessel as finance lease for an acquisition cost of $43,809 and recorded a right-of-use asset at an amount equal to the finance lease liability, increased by initial direct costs adjusted for the carrying amount of the straight-line effect of the liability.

On September 13, 2022, Navios Partners took delivery of the Navios Astra, a 2022-built Capesize vessel of 182,392 dwt, by entering into a ten-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. Navios Partners accounted for the vessel as finance lease for an acquisition cost of $55,428 and recorded a right-of-use asset at an amount equal to the finance lease liability, increased by initial direct costs adjusted for the carrying amount of the straight-line effect of the liability.

On July 27, 2022, Navios Partners acquired the Navios Primavera, a 2022-built Panamax vessel of 82,003 dwt, from an unrelated third party, for an acquisition cost of $32,224.

As of September 30, 2022, the Company’s capitalized expenses amounted to $12,555 that related to the acquisition of the Navios Armonia, the Navios Astra and the Navios Primavera.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

On July 29, 2022, the Company took delivery of ten vessels from Navios Holdings accounted for as finance leases for an acquisition cost of $389,436 and recorded a right-of-use asset at an amount equal to the finance lease liability, increased with the allocated excess value and adjusted for the carrying amount of the straight-line effect of the liability as well as the favorable and unfavorable lease terms derived from charter-in agreements. On September 8, 2022, the Company took delivery of 20 vessels from Navios Holdings held and used, accounted for as owned, for an acquisition cost of $588,939. For a detailed description of the above transaction, refer to Note 2(j) – Summary of Significant Accounting Policies to the Company’s consolidated financial statements included in the Annual Report filed on Form 20-F on March 24, 2023 with the SEC for the year ended December 31, 2022.

Sale of Vessels

2023

On July 7, 2023, Navios Partners sold the Lumen N, a 2008-built LR1 vessel of 63,599 dwt, to an unrelated third party, for a net sales price of $21,583.

On May 16, 2023, Navios Partners sold the Serenitas N, a 2011-built Ultra-Handymax vessel of 56,644 dwt, to an unrelated third party, for a net sales price of $12,005.

On May 4, 2023, Navios Partners sold the Navios Libertas, a 2007-built Panamax vessel of 75,511 dwt, to an unrelated third party, for a net sales price of $13,524.

On May 3, 2023, Navios Partners sold the Navios Anthos, a 2004-built Panamax vessel of 75,798 dwt, to an unrelated third party, for a net sales price of $10,780.

On April 5, 2023, Navios Partners sold the Aurora N, a 2008-built LR1 Product Tanker vessel of 63,495 dwt, to an unrelated third party, for a net sales price of $21,875.

On March 3, 2023, Navios Partners sold the Nave Photon, a 2008-built VLCC vessel of 297,395 dwt, to an unrelated third party, for a net sales price of $52,000.

On February 7, 2023, Navios Partners sold the Navios Prosperity I, a 2007-built Panamax vessel of 75,527 dwt, to an unrelated third party, for a net sales price of $13,337.

On February 3, 2023, Navios Partners sold the Jupiter N, a 2011-built Post-Panamax vessel of 93,062 dwt, to an unrelated third party, for a net sales price of $16,096.

On January 26, 2023, Navios Partners sold the Star N, a 2009-built MR1 Product Tanker vessel of 37,836 dwt, to an unrelated third party, for a net sales price of $17,738.

On January 26, 2023, Navios Partners sold the Navios Amaryllis, a 2008-built Ultra-Handymax vessel of 58,735 dwt, to an unrelated third party, for a net sales price of $14,798.

On January 24, 2023, Navios Partners sold the Nave Polaris, a 2011-built Chemical Tanker vessel of 25,145 dwt, to an unrelated third party, for a net sales price of $14,909.

On January 17, 2023, Navios Partners sold the Nave Dorado, a 2005-built MR2 Product Tanker vessel of 47,999 dwt, to an unrelated third party, for a net sales price of $15,313.

On January 9, 2023, Navios Partners sold the Nave Cosmos, a 2010-built Chemical Tanker vessel of 25,130 dwt, to an unrelated third party, for a net sales price of $13,464.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

Following the sale of the above vessels and the committed sale of the Navios Beaufiks during the nine month period ended September 30, 2023 analyzed below, the aggregate amount of $50,771 (including the aggregate remaining carrying balance of dry-dock and special survey cost of $11,133), including an impairment loss of $168 in connection with the committed sale of the Navios Beaufiks, is presented under the caption “Gain on sale of vessels, net” in the condensed Consolidated Statements of Operations and condensed Consolidated Statements of Cash Flows.

2022

On September 21, 2022, Navios Partners sold the Navios Unite, a 2006-built Containership of 8,204 TEU, to an unrelated third party, for a net sales price of $83,125. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost amounted to $35,835 as of the date of the sale.

On September 12, 2022, Navios Partners sold the Navios Utmost, a 2006-built Containership of 8,204 TEU, to an unrelated third party, for a net sales price of $132,125. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost amounted to $35,651 as of the date of the sale.

Following the sale of the vessels during each of the three and nine month periods ended September 30, 2022, the aggregate amount of $143,764 was presented under the caption “Gain on sale of vessels, net” in the condensed Consolidated Statements of Operations and condensed Consolidated Statements of Cash Flows.

Vessels agreed to be sold

2023

On September 22, 2023, Navios Partners agreed to sell the Navios Beaufiks, a 2004-built Capesize vessel of 180,310 dwt, to an unrelated third party, for a net sales price of $12,610. The vessel was not subject to an existing time charter with any charterer and was immediately available for sale and the management has committed to a plan to sell the vessel within the next 12 months. As of September 30, 2023, the vessel has been classified as held for sale, according to the provisions of ASC 360, as the relevant criteria for the classification were met and it is presented under the caption “Assets held for sale” in the condensed Consolidated Balance Sheets, measured at the lowest of carrying value and fair value less costs to sell. The inventories associated with the vessel held for sale of $520 are presented under the caption “Assets held for sale” in the condensed Consolidated Balance Sheets. The sale was completed on October 12, 2023.

Vessels impairment loss

During the third quarter of 2023, an impairment loss of $168 was recognized in connection with the committed sale of the Navios Beaufiks in October 2023, as the carrying amount of the asset group was not recoverable and exceeded its fair value less cost to sell, as described above.

2022

In September 2022, Navios Partners agreed to sell the Navios Ulysses, a 2007-built Ultra-Handymax of 55,728 dwt, to an unrelated third party, for a net sales price of $13,965. The vessel was classified as held for sale and was presented under the caption “Vessel held for sale” in the condensed Consolidated Balance Sheets as of September 30, 2022, measured at the lowest of carrying value and fair value less costs to sell. The sale was completed on October 14, 2022.

In September 2022, Navios Partners agreed to sell the Navios Camelia, a 2009-built Panamax of 75,162 dwt, to an unrelated third party, for a net sales price of $14,700. The sale was completed on November 17, 2022. The Company has performed an assessment based on provisions of ASC 360 and concluded that the held for sale criteria were not met and the vessel was not classified as held for sale as of September 30, 2022.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

NOTE 5 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of September 30, 2023 and December 31, 2022 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2022	$211,644	$(132,928)	$78,716
Amortization	—	(13,746)	(13,746)

Favorable lease terms September 30, 2023	$211,644	$(146,674)	$64,970

Amortization expense of favorable lease terms for each of the periods ended September 30, 2023 and 2022 is presented in the following table:

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Favorable lease terms	$(4,539)	$(17,450)	$(13,746)	$(29,880)

Total	$(4,539)	$(17,450)	$(13,746)	$(29,880)

The aggregate amortization of the intangible assets for the 12-month periods ending September 30 for the following years is estimated to be as follows:

Period	Amount
2024	$18,156
2025	15,958
2026	9,765
2027	4,982
2028	4,982
2029 and thereafter	11,127

Total	$64,970

Intangible assets subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero.

As of September 30, 2023, the weighted average useful life of the remaining favorable lease terms was 5.1 years.

Intangible liabilities as of September 30, 2023 and December 31, 2022 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2022	$(231,407)	$183,501	$(47,906)
Amortization	—	16,431	16,431

Unfavorable lease terms September 30, 2023	$(231,407)	$199,932	$(31,475)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

Amortization income of unfavorable lease terms for each of the periods ended September 30, 2023 and 2022 is presented in the following table:

	Three Month Period Ended September 30, 2023 (unaudited)	Three Month Period Ended September 30, 2022 (unaudited)	Nine Month Period Ended September 30, 2023 (unaudited)	Nine Month Period Ended September 30, 2022 (unaudited)
Unfavorable lease terms	$3,521	$24,779	$16,431	$64,205

Total	$3,521	$24,779	$16,431	$64,205

The aggregate amortization of the intangible liabilities for the 12-month periods ending September 30 is estimated to be as follows:

Period	Amount
2024	$13,003
2025	11,942
2026	6,530
2027	—
2028	—
2029 and thereafter	—

Total	$$31,475

Intangible liabilities subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero. As of September 30, 2023, the weighted average useful life of the remaining unfavorable lease terms was 2.6 years.

NOTE 6 – BORROWINGS

Borrowings as of September 30, 2023 and December 31, 2022 consisted of the following:

	September 30, 2023	December 31, 2022
Credit facilities	$946,024	$874,038
Financial liabilities (including liabilities associated with the vessel held for sale)	506,246	695,934
Finance lease liabilities	503,363	389,007

Total borrowings	$1,955,633	$1,958,979
Less: Current portion of long-term borrowings, net (including liabilities associated with the vessel held for sale)	(326,948)	(391,095)
Less: Deferred finance costs, net	(18,050)	(13,532)

Long-term borrowings, net	$1,610,635	$1,554,352

As of September 30, 2023, the total borrowings, net of deferred finance costs were $1,937,583.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

Credit Facilities

FIRST-CITIZENS BANK & TRUST COMPANY: On December 21, 2022, Navios Partners entered into a credit facility with First-Citizens Bank & Trust Company of up to $44,200 in order to refinance the existing indebtedness of three of its tanker vessels and for general corporate purposes. On January 5, 2023, the full amount was drawn. As of September 30, 2023, the total outstanding balance was $41,200 and is repayable in 18 consecutive quarterly installments of $1,500 each, with a final balloon installment of $14,200 to be paid on the last repayment date. The facility matures in the first quarter of 2028 and bears interest at Term Secured Overnight Financing Rate (“Term SOFR”) plus 195 bps per annum.

DNB BANK ASA: On February 16, 2023, Navios partners entered into a credit facility with DNB Bank ASA for a total amount up to $161,600 in order to finance part of the contract price of four newbuilding container vessels, currently under construction. As of September 30, 2023 the total amount has remained undrawn. The credit facility matures ten years after drawdown and bears interest at SOFR plus 170 bps per annum.

SKANDINAVISKA ENSKILDA BANKEN AB: On April 19, 2023, Navios Partners entered into a credit facility with Skandinaviska Enskilda Banken AB of up to $65,000 in order to refinance the existing indebtedness of five of its tanker vessels and for general corporate purposes. On April 21, 2023, the full amount was drawn. As of September 30, 2023, the total outstanding balance was $63,050 and is repayable in 19 consecutive quarterly installments of $1,950 each, with a final balloon installment of $26,000 to be paid on the last repayment date. The facility matures in the second quarter of 2028 and bears interest at SOFR plus 200 bps per annum.

KFW IPEX-BANK GMBH: On April 25, 2023, Navios Partners entered into an export agency-backed facility with KFW IPEX-BANK GMBH (“KFW”) for a total amount of up to $165,638 in order to finance the acquisition of two newbuilding 7,700 TEU containerships. As of September 30, 2023, the Company has drawn a total amount of $84,781 reflecting the commercial pre-delivery Tranche A. As of September 30, 2023, the total outstanding balance was $84,781. The facility is scheduled to mature 12 years after the drawdown date and bears interest at SOFR plus 150 bps per annum.

EUROBANK S.A: On May 2, 2023, Navios Partners entered into a credit facility with Eurobank S.A of up to $30,000 to refinance the existing indebtedness of three of its tanker vessels and for general corporate purposes. On May 3, 2023, the full amount was drawn. As of September 30, 2023, the total outstanding balance was $29,100 and is repayable in 19 consecutive quarterly installments of $900 each, with a final balloon installment of $12,000 to be paid on the last repayment date. The facility matures in the second quarter of 2028 and bears interest at Term SOFR plus 100 bps per annum for any part of the loan (up to 70%) secured by cash collateral and 225 bps per annum for the remaining amount.

BNP PARIBAS: On June 12, 2023, Navios Partners entered into a credit facility with BNP Paribas of up to $40,000 in order to refinance the existing indebtedness of nine of its containerships. On June 16, 2023, the full amount was drawn. As of September 30, 2023, the total outstanding balance was $37,917, and is repayable in 11 consecutive quarterly installments of $2,083 each, with a final balloon installment of $15,004 to be paid on the last repayment date. The facility matures in the second quarter of 2026 and bears interest at SOFR plus 250 bps per annum.

On June 21, 2023, Navios Partners entered into a credit facility with BNP Paribas and Credit Agricole Corporate and Investment Bank of up to $107,600 in order to refinance the existing indebtedness of ten of its vessels and for general corporate purposes. On June 26, 2023, the full amount was drawn. As of September 30, 2023, the total outstanding balance was $100,600 and is repayable in 11 consecutive quarterly installments of $7,000 each, with a final balloon installment of $23,600 to be paid on the last repayment date. The facility matures in the second quarter of 2026 and bears interest at SOFR plus 250 bps per annum.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

NATIONAL BANK OF GREECE S.A: On June 20, 2023, Navios Partners entered into credit facility with National Bank of Greece S.A of up to $77,822 in order to refinance the existing indebtedness of ten of its vessels and for general corporate purposes. In June 2023, the full amount was drawn. As of September 30, 2023, the total outstanding balance was $75,322 and is repayable in 19 consecutive quarterly installments of $2,500 each, with a final balloon installment of $27,822 to be paid on the last repayment date. The facility matures in the second quarter of 2028 and bears interest at Term SOFR plus 215 bps per annum.

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK: On June 28, 2023, Navios Partners entered into credit facility with Credit Agricole Corporate and Investment Bank of up to $62,400 in order to refinance existing indebtedness of seven of its dry bulk vessels. On June 30, 2023, the full amount was drawn. As of September 30, 2023, the total outstanding balance was $59,650 and is repayable in 11 consecutive quarterly installments of $2,750 each, with a balloon installment of $29,400 to be paid on the last repayment date. The facility matures in the second quarter of 2026 and bears interest at Term SOFR plus 250 bps per annum.

Financial Liabilities

In December 2018, the Company entered into two sale and leaseback agreements of $25,000 in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments, respectively, of approximately $161 and $155 each, respectively, commencing in December 2018. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6,300 per vessel on the last repayment date. As of September 30, 2023, the outstanding balance under the sale and leaseback agreement of the Navios Fantastiks was $7,581. As of September 30, 2023, the outstanding balance under the sale and leaseback agreement of the Navios Beaufiks was $6,528 and is presented under the caption “Liabilities associated with the vessel held for sale” in the condensed Consolidated Balance Sheets.

On March 11, 2020, Navios Containers completed a $119,060 sale and leaseback transaction with unrelated third parties to refinance the existing credit facilities of two 8,204 TEU containerships and two 10,000 TEU containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Containers drew the entire amount on March 13, 2020, net of discount of $1,191. In September 2022, following the sale of two 2006-built container vessels of 8,204 TEU each, the amount of $24,642 was prepaid. The Company also has an obligation at maturity to purchase the remaining two 10,000 TEU containerships for $25,500 in the aggregate. Following the prepayment the sale and leaseback agreement: (i) was repayable in 18 quarterly installments of $2,010 each, in the aggregate, matures in March 2027 and bore interest at LIBOR plus 310 bps per annum for the two 10,000 TEU containerships. In August 2023, the Company amended the sale and leaseback agreements and bear interest at Term SOFR plus 225 bps per annum. As of September 30, 2023, the outstanding balance under this sale and leaseback transaction was $53,646.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40, Navios Acquisition did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. In April 2018, Navios Acquisition drew $71,500 under this agreement. The agreement was repayable in 24 equal consecutive quarterly installments of approximately $1,490 each, with a repurchase obligation of $35,750 on the last repayment date. The sale and leaseback agreement matured in April 2024 and bore interest at LIBOR plus 305 bps per annum. In September 2023, the Company amended the sale and leaseback agreement. The agreement will be repayable in 22 equal consecutive quarterly installments of approximately $1,490 each, with a repurchase obligation of $5,958 on the last repayment date. The sale and leaseback agreement matures in April 2029 and bears interest at Term SOFR plus 190 bps per annum. As of September 30, 2023, the outstanding balance under this agreement was $38,729.

In January 2022, the Company entered into a sale and leaseback agreement of $27,440 with an unrelated third party for the Navios Meridian, a newbuilding Panamax vessel of 82,010 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. In January 2022, Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. Under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In February 2023, Navios Partners took delivery of the Navios Meridian and recognized an amount of $27,440 as financial liability in accordance with ASC 842-40. Navios Partners is obliged to make 120 consecutive monthly payments of $152 each that commenced in February 2023. The sale and leaseback transaction matures in the first quarter of 2033, with a purchase obligation of $9,147 on the last repayment date and bears interest at Term SOFR plus 191 bps per annum. As of September 30, 2023, the outstanding balance under the sale and leaseback agreement was $26,220.

In February 2023, the Company entered into a sale and leaseback agreement of $32,000 with an unrelated third party, in order to finance the Navios Felix, a 2016-built Capesize vessel of 181,221 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. Navios Partners has a purchase option of $750 to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On March 10, 2023, the amount of $32,000 was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of $260 each that commenced in March 2023. The sale and leaseback transaction matures in the first quarter of 2033 and bears interest at Term SOFR plus 211 bps per annum. As of September 30, 2023, the outstanding balance under the sale and leaseback agreement was $30,177.

In May 2023, Navios Partners entered into a sale and leaseback agreement of $178,000 with an unrelated third party, in order to finance the acquisition of two newbuilding 5,300 TEU containerships and two newbuilding Aframax/LR2 tanker vessels. As of September 30, 2023 the total amount has remained undrawn. The sale and leaseback transaction matures ten years after the drawdown date and bears interest at Term SOFR plus 210 bps per annum.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

Finance Lease Liabilities

On July 29, 2022, Navios Partners took delivery of the Navios Amber, a 2015-built Panamax vessel of 80,994 dwt, for a remaining one-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the first half of 2023, the Company declared its option to extend the charter period for one year commencing in May 2023. Under the ASC 842, the extension of the charter period is considered as a lease modification. Consequently, the Company reallocated the remaining consideration in the contract and remeasured the finance lease liability by using the updated Company’s incremental borrowing rate of approximately 6%. The finance lease liability recognized at the date of modification was increased by $1,620. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 4 – Vessels, net). As of September 30, 2023, the outstanding balance was $33,031 and is repayable in one year in consecutive monthly installments up to $298 each, with a purchase option of $30,690.

On March 29, 2023, Navios Partners took delivery of the Navios Altair, a 2023-built Capesize vessel of 182,115 dwt under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6.5%. As of September 30, 2023, the outstanding balance was $40,440 and is repayable in 15 years in consecutive monthly installments up to $298 each, with a purchase option of $9,500, assuming that the option will be exercised at the end of the agreement.

On April 27, 2023, Navios Partners took delivery of the Navios Sakura, a 2023-built Capesize vessel of 182,169 dwt, under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting at the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 5.5%. As of September 30, 2023, the outstanding balance was $45,205 and is repayable in 15 years in consecutive monthly installments up to $334 each, with a purchase option of $9,500, assuming that the option will be exercised at the end of the agreement.

On June 21, 2023, Navios Partners took delivery of the Navios Amethyst, a 2023-built Capesize vessel of 182,212 dwt, under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 5.4%. As of September 30, 2023, the outstanding balance was $59,637 and is repayable in 15 years in consecutive monthly installments up to $401 each, with a purchase option of $10,500, assuming that the option will be exercised at the end of the agreement.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

In August 2023, Navios Partners agreed to acquire from an unrelated third party the Navios Horizon I, a previously chartered-in, 2019-built Kamsarmax vessel of 81,692 dwt, which was previously accounted for as a right-of-use asset under operating lease. In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as finance lease, as of the effective date of the modification. Consequently, as per ASC 842-10-25-11, the Company reallocated the remaining consideration in the contract and remeasured the lease liability using an updated incremental borrowing rate of approximately 7.7%. As of September 30, 2023, the outstanding balance was $27,598 and is repayable in one installment, with a purchase option of $27,950, assuming that the option will be exercised at lease termination date.

The Company recognizes the total interest expense incurred on finance lease liabilities under the caption “Interest expense and finance cost, net” in the condensed Consolidated Statements of Operations. As of each of the three and nine month periods ended September 30, 2023, the total interest expense incurred amounted to $8,988 and $21,610, respectively. As of each of the three and nine month periods ended September 30, 2022, the total interest expenses incurred amounted to $4,420. As of September 30, 2023, payments related to the finance lease liabilities for the three and nine month periods ended amounted to $7,048 and $19,167, respectively. As of September 30, 2022, payments related to the finance lease liabilities for each of the three and nine month periods ended amounted to $2,938. Payments related to the finance lease liabilities are presented under the caption “Repayment of long-term debt and financial liabilities” in the condensed Consolidated Statements of Cash Flows.

Credit Facilities and Financial Liabilities

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’, Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs related to the vessels, including the fixed daily fee payable under the Management Agreements (defined herein).

As of September 30, 2023 and December 31, 2022, the security deposits under certain sale and leaseback agreements were $0 and $8,650, respectively, and are presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 110% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth of $135,000.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of September 30, 2023, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

The annualized weighted average interest rates of the Company’s total borrowings for the three and nine month periods ended September 30, 2023 were 7.34% and 7.25%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and nine month periods ended September 30, 2022 was 5.59% and 4.59%, respectively.

The maturity table below reflects the principal payments for the next five 12-month periods ending September 30 of the following years and thereafter of all borrowings of Navios Partners outstanding as of September 30, 2023, based on the repayment schedules of the respective credit facilities, financial liabilities and finance lease liabilities.

Period	Amount
2024	$333,019
2025	499,711
2026	285,435
2027	219,755
2028	163,256
2029 and thereafter	454,457

Total	$1,955,633

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity of the related instruments.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Restricted cash: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Amounts due from related parties, long-term: The carrying amount of due from related parties long-term reported in the condensed Consolidated Balance Sheets approximates its fair value.

Amounts due from related parties, short-term: The carrying amount of due from related parties short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these receivables.

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these payables.

Credit facilities and financial liabilities, including current portion, net (including liabilities associated with the vessel held for sale): The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate credit facilities, financial liabilities and liabilities associated with the vessel held for sale continues to approximate its fair value, excluding the effect of any deferred finance costs.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	September 30, 2023		December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$260,507	$260,507	$157,814	$157,814
Restricted cash	$8,666	$8,666	$17,284	$17,284
Amounts due from related parties, long-term	$39,338	$39,338	$41,403	$41,403
Amounts due from related parties, short-term	$1,212	$1,212	$—	$—
Amounts due to related parties, short-term	$—	$—	$(104,751)	$(104,751)
Credit facilities and financial liabilities, including current portion, net (including liabilities associated with the vessel held for sale)	$(1,434,220)	$(1,452,270)	$(1,556,440)	$(1,569,972)

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of September 30, 2023 and December 31, 2022.

	Fair Value Measurements as at September 30, 2023
	Total	Level I	Level II	Level III
Cash and cash equivalents	$260,507	$260,507	$—	$—
Restricted cash	$8,666	$8,666	$—	$—
Amounts due from related parties, long-term	$39,338	$—	$39,338	$—
Amounts due from related parties, short-term	$1,212	$—	$1,212	$—
Credit facilities and financial liabilities, including current portion, net (including liabilities associated with the vessel held for sale) (1)	$(1,452,270)	$—	$(1,452,270)	$—

	Fair Value Measurements as at December 31, 2022
	Total	Level I	Level II	Level III
Cash and cash equivalents	$157,814	$157,814	$—	$—
Restricted cash	$17,284	$17,284	$—	$—
Amounts due from related parties, long-term	$41,403	$—	$41,403	$—
Amounts due to related parties, short-term	$(104,751)	$—	$(104,751)	$—
Credit facilities and financial liabilities, including current portion, net (1)	$(1,569,972)	$—	$(1,569,972)	$—

(1)

The fair value of the Company’s credit facilities, financial liabilities and liabilities associated with the vessel held for sale is estimated based on currently available credit facilities, financial liabilities and liabilities associated with the vessel held for sale with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

The estimated fair value of the Company’s assets measured at fair value on a non-recurring basis, is based on the concluded sales price and is categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements as at September 30, 2023
	Total	Level I	Level II	Level III
Vessel held for sale	$12,610	$—	$12,610	$—

	Fair Value Measurements as at December 31, 2022
	Total	Level I	Level II	Level III
Vessels, net	$57,402	$—	$57,402	$—

NOTE 8 – REPURCHASES AND ISSUANCE OF UNITS

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100,000 of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. As of September 30, 2023, no repurchases of common units had been made. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically.

The effect of compensation expense arising from the restricted common units granted in December 2019, amounted to $1 and $3 for the three and nine month periods ended September 30, 2023, respectively, and is presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

The effect of compensation expense arising from the restricted common units granted in December 2019 and 2018 and February 2019, amounted to $40 and $122 for the three and nine month periods ended September 30, 2022, respectively, and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

As of September 30, 2023, the estimated compensation cost related to service conditions of non-vested restricted common units granted in 2019 not yet recognized was $1.

As of each of September 30, 2023 and December 31, 2022, there were 1,001 restricted common units outstanding that remained unvested.

NOTE 9 – SEGMENT INFORMATION

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet as a whole, determining where to allocate resources and drive business forward by examining consolidated results. Thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk, Containerships and Tankers operate worldwide. Revenues from specific geographic region, which contribute over 10.0% of total revenue, are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period Ended September 30, 2023 (unaudited)	Three Month Period Ended September 30, 2022 (unaudited)	Nine Month Period Ended September 30, 2023 (unaudited)	Nine Month Period Ended September 30, 2022 (unaudited)
Asia	$226,700	$205,155	$676,939	$526,399
Europe	74,191	92,401	191,543	243,364
America	22,285	24,831	111,154	69,902

Total	$323,176	$322,387	$979,636	$839,665

NOTE 10 – INCOME TAXES

The Republic of the Marshall Islands does not impose a tax on international shipping income. Under the laws of the Marshall Islands, Liberia, Cayman Islands, Hong Kong, British Virgin Islands Panama and Belgium, the countries of the vessel-owning subsidiaries’ incorporation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel expenses in the accompanying condensed Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state, which is calculated on the basis of the relevant vessel’s tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece.

The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

We have elected to be treated and we are currently treated as a corporation for U.S. federal income tax purposes. As such, we are not subject to section 1446 as that section only applies to entities that for U.S. federal income tax purposes are characterized as partnerships.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In November 2017, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2,770 was paid during the year ended December 31, 2017 and the second half of $2,770 was paid during the year ended December 31, 2018. As of September 30, 2023, the total amount of $6,219, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract each, from an unrelated third party, the Navios Amitie and the Navios Star, two newbuilding Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The vessels were delivered in Navios Partner’s fleet on May 28, 2021 and June 10, 2021, respectively. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charters. Navios Partners had agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 was paid upon the delivery of the vessels. As of September 30, 2023, the total amount of $13,186, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. On November 9, 2023, Navios Partners took delivery of the Zim Sparrow. The remaining vessels are expected to be delivered into Navios Partners’ fleet during the fourth quarter of 2023 and first half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. During the year ended December 31, 2021, the first installment of each vessel of $6,160, or $24,640 accumulated for the four vessels, was paid. During the year ended December 31, 2022, the aggregate amount of $36,960 in relation to the second installment for the four vessels and the third installment for the two vessels, was paid. During the nine month period ended September 30, 2023, the aggregate amount of $12,320 in relation to the third installment for the two vessels, was paid. As of September 30, 2023, the total amount of $73,920 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. During the year ended December 31, 2021, the first installment of each vessel of $6,160, or $12,320 accumulated for the two vessels, was paid. During the nine month period ended September 30, 2023, the aggregate amount of $12,320 in relation to the second installment for the two vessels, was paid. As of September 30, 2023, the total amount of $24,640 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62,825 each. The vessels are expected to be delivered into Navios Partners’ fleet during 2024. Navios Partners agreed to pay in total $25,130 in four installments for each vessel and the remaining amount of $37,695 plus extras for each vessel will be paid upon delivery of the vessel. During the year ended December 31, 2022, the aggregate amount of $43,978 in relation to the first installment for the four vessels, the second installment for the two vessels and the third installment for the one vessel, was paid. During the nine month period ended September 30, 2023, the aggregate amount of $25,130 in relation to the second installment for the two vessels, the third installment for the one vessel and the fourth installment for the one vessel, was paid. As of September 30, 2023, the total amount of $69,108 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In April 2022, Navios Partners agreed to purchase four 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $58,500 each (plus $4,158 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2024. Navios Partners agreed to pay in total $23,400 plus extras in four installments for each vessel and the remaining amount of $35,100 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2022, the first installment of each vessel of $6,266, or $25,063 accumulated for the four vessels, was paid. During the nine month period ended September 30, 2023, the aggregate amount of $25,063 in relation to the second installment for the three vessels and the third installment for the one vessel, was paid. As of September 30, 2023, the total amount of $50,126 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In June 2022, Navios Partners agreed to purchase two newbuilding liquefied natural gas (LNG) dual fuel 7,700 TEU containerships, from an unrelated third party, for an amended purchase price of $115,510 each (original price of $120,610 each). The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024 and the first half of 2025. Navios Partners agreed to pay in total $92,408 in four installments for each vessel and the remaining amount of $23,102 for each vessel will be paid upon delivery of the vessel. During the year ended December 31, 2022, the first installment of each vessel of $23,102, or $46,204 accumulated for the two vessels, was paid. During the nine month period ended September 30, 2023, the aggregate amount of $103,959 in relation to the second and third installment for the two vessels, was paid. As of September 30, 2023, the total amount of $150,163 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In November 2022, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $60,500 each (plus $4,158 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2025. Navios Partners agreed to pay in total $24,200 plus extras in four installments for each vessel and the remaining amount of $36,300 plus extras for each vessel will be paid upon delivery of each vessel. During the nine month period ended September 30, 2023, the aggregate amount of $12,100 in relation to the first installment for the two vessels was paid. As of September 30, 2023, the total amount of $12,100 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

In December 2022, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2025 and the first half of 2026.

During the second quarter of 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026 and the first half of 2027.

In August 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $20,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027.

During the third quarter of 2023, Navios Partners agreed to acquire four 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted vessels for a purchase price of $61,250 each (plus $3,300 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2026. Navios Partners agreed to pay in total $27,562 plus extras in four installments for each vessel and the remaining amount of $33,688 plus extras for each vessel will be paid upon delivery of each vessel.

Upon acquisition of the majority of outstanding stock of Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Partners assumed the following commitments:

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for the Baghdad and Erbil, two newbuilding Japanese VLCCs of 313,433 dwt and 313,486 dwt, respectively. On October 28, 2020, Navios Acquisition took delivery of the Baghdad. On February 17, 2021, Navios Acquisition took delivery of the Erbil. As of September 30, 2023, the total amount of $1,768 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In the first quarter of 2019, Navios Acquisition exercised its option to a 12-year bareboat charter-in agreement with de-escalating purchase options for the Nave Electron, a newbuilding Japanese VLCC of 313,239 dwt. On August 30, 2021, Navios Partners took delivery of the Nave Electron. As of September 30, 2023, the total amount of $1,591 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In the second quarter of 2020, Navios Acquisition exercised its option for the Nave Celeste, a newbuilding Japanese VLCC of 313,418 dwt under a 12-year bareboat charter agreement with de-escalating purchase options. On July 5, 2022, Navios Partners took delivery of the Nave Celeste. As of September 30, 2023, the total amount of $1,051 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

As of September 30, 2023, an amount of $47,034 related to capitalized costs is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

As of September 30, 2023, the Company’s future minimum lease commitments under the Company’s bareboat-in contracts for undelivered vessels, are as follows:

Period ending September 30,	Amount
2024	$—
2025	—
2026	4,351
2027	14,689
2028	18,666
2029 and thereafter	148,589

Total	$186,295

NOTE 12 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses: In August 2019, Navios Partners extended the duration of its management agreement (“Management Agreement”) with the Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party.

Following the completion of the merger with Navios Maritime Containers L.P. (“Navios Containers”), the fleet of Navios Containers is included in Navios Partners’ owned fleet and continued to be operated by the Manager pursuant to the terms of the Navios Containers’ management agreement with the Manager (the “NMCI Management Agreement”).

Following the completion of the merger with Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet and continued to be operated by Tankers Manager pursuant to the terms of Navios Acquisition’s management agreement with Tankers Manager (the “NNA Management Agreement” and together with the Management Agreement and the NMCI Management Agreement, the “Management Agreements”).

The Management Agreements also provide for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% of the fixed daily fee after January 1, 2022 for the remaining period unless agreed otherwise.

Following completion of the mergers with Navios Containers and Navios Acquisition, the Managers provided commercial and technical management services to Navios Partners’ vessels until December 31, 2021 for a daily fee of: (a) $4.35 per Ultra-Handymax Vessel; (b) $4.45 per Panamax Vessel; (c) $5.41 per Capesize Vessel; (d) $6.1 per Containership of TEU 1,300 up to 3,400; (e) $6.22 per Containership of TEU 3,450 up to 4,999; (f) $6.9 per Containership of TEU 6,800; (g) $7.78 per Containership of TEU 8,000 up to 9,999; (h) $8.27 per Containership of TEU 10,000 up to 11,999; (i) $6.83 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.23 per LR1 product tanker vessel; and (k) $9.65 per VLCC. Commencing from January 1, 2022 vessel operating expenses were fixed for one year for a daily fee of: (a) $4.48 per Ultra-Handymax Vessel; (b) $4.58 per Panamax Vessel; (c) $5.57 per Capesize Vessel; (d) $6.28 per Containership of TEU 1,300 up to 3,400; (e) $6.40 per Containership of TEU 3,450 up to 4,999; (f) $7.11 per Containership of TEU 6,800; (g) $8.01 per Containership of TEU 8,000 up to 9,999; (h) $8.52 per Containership of TEU 10,000 up to 11,999; (i) $7.03 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.44 per LR1 product tanker vessel; and (k) $9.94 per VLCC.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

Pursuant to the acquisition of the 36-vessel drybulk fleet from Navios Holdings, which includes time charter-in vessels, Navios Partners and the Manager, on July 25, 2022, amended the Management Agreement to include a technical and commercial management fee of $0.025 per time charter-in vessel per day.

Commencing from January 1, 2023 vessel operating expenses are fixed for one year for a daily fee of: (a) $4.62 per Ultra-Handymax Vessel; (b) $4.72 per Panamax Vessel; (c) $5.74 per Capesize Vessel; (d) $6.47 per Containership of TEU 1,300 up to 3,400; (e) $6.59 per Containership of TEU 3,450 up to 4,999; (f) $7.32 per Containership of TEU 5,000 up to 6,800; (g) $8.25 per Containership of TEU 8,000 up to 9,999; (h) $8.77 per Containership of TEU 10,000 up to 11,999; (i) $7.24 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.67 per LR1 product tanker vessel; and (k) $10.24 per VLCC.

The Management Agreements also provide for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the agreements are terminated on or before December 31, 2024.

Drydocking expenses are reimbursed at cost for all vessels.

During the three and nine month periods ended September 30, 2023, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation, scrubber system installation, and other improvements under the Company’s Management Agreements, amounted to $13,128 and $32,871, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows.

During the three and nine month periods ended September 30, 2022, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company’s Management Agreements, amounted to $5,883 and $12,157, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows.

During three and nine month periods ended September 30, 2023, certain extraordinary crewing fees and costs amounted to $535 and $2,826, respectively, and are presented under the caption of “Direct vessel expenses” in the condensed Consolidated Statements of Operations.

During the three and nine month periods ended September 30, 2022, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $3,395 and $8,692, respectively, and are presented under the caption of “Direct vessel expenses” in the condensed Consolidated Statements of Operations.

Total vessel operating expenses for the three and nine month periods ended September 30, 2023 amounted to $82,856 and $248,622, respectively.

Total vessel operating expenses for the three and nine month periods ended September 30, 2022 amounted to $78,928 and $226,089, respectively.

General and administrative expenses: Pursuant to the administrative services agreement (the “Administrative Services Agreement”), the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

Total general and administrative expenses charged by the Manager for the three and nine month periods ended September 30, 2023 amounted to $14,927 and $44,788, respectively. Total general and administrative expenses charged by the Manager for the three and nine month periods ended September 30, 2022 amounted to $11,766 and $32,289, respectively.

Balance due from/ (to) related parties: Balance due from related parties long-term as of September 30, 2023 and December 31, 2022 amounted to $39,338 and $41,403, respectively. Balance due from related parties short-term as of September 30, 2023 and December 31, 2022 amounted to $1,212 and $0, respectively. Balance due to related parties, short-term as of September 30, 2023 and December 31, 2022 amounted to $0 and $104,751, respectively. The balances mainly consisted of administrative expenses, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreements.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

During the fourth quarter of 2023, the Company completed the sale of four inactive entities (previously vessel-owning entities) to an entity affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, in consideration of nominal par value for the outstanding stock.

General partner: Olympos Maritime Ltd., an entity affiliated to our Chairwoman and Chief Executive Officer, Angeliki Frangou, is the holder of Navios Partners’ general partner interest.

Acquisition of vessels:

2022

On July 26, 2022, the Company entered into a share purchase agreement to acquire a 36-vessel drybulk fleet for a purchase price of $835,000 including the assumption of bank liabilities, bareboat obligations and finance lease obligations, subject to debt and working capital adjustments, from Navios Holdings. On July 29, 2022, 15 of the 36 vessels were delivered to Navios Partners. On September 8, 2022, the remaining 21 vessels were delivered to Navios Partners.

NOTE 13 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The amount of distributions paid by Navios Partners and the decision to make any distribution is determined by the Company’s board of directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable. There is no guarantee that the Company will pay the quarterly distribution on the common units in any quarter. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

There are incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375 per unit.

In January 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2021 of $0.05 per unit. The distribution was paid on February 11, 2022 to all unitholders of common units and general partnership units of record as of February 9, 2022. The aggregate amount of the declared distribution was $1,541.

In April 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2022 of $0.05 per unit. The distribution was paid on May 12, 2022 to all unitholders of common units and general partner units of record as of May 9, 2022. The aggregate amount of the declared distribution was $1,541.

In July 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2022 of $0.05 per unit. The distribution was paid on August 12, 2022 to all unitholders of common units and general partner units of record as of August 9, 2022. The aggregate amount of the declared distribution was $1,541.

In January 2023, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2022 of $0.05 per unit. The distribution was paid on February 14, 2023 to all unitholders of common units and general partnership units of record as of February 10, 2023. The aggregate amount of the declared distribution was $1,540.

In April 2023, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2023 of $0.05 per unit. The distribution was paid on May 12, 2023 to all unitholders of common units and general partnership units of record as of May 9, 2023. The aggregate amount of the declared distribution was $1,540.

In July 2023, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2023 of $0.05 per unit. The distribution was paid on August 11, 2023 to all unitholders of common units and general partner units of record as of August 8, 2023. The aggregate amount of the declared distribution was $1,540.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

In October 2023, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2023 of $0.05 per unit. The distribution was paid on November 13, 2023 to all unitholders of common units and general partner units of record as of November 7, 2023. The aggregate amount of the declared distribution was $1,540.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings per common unit is determined by dividing net income by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partnership units on a 98%-2% basis. There were no options or phantom units outstanding during each of the nine month periods ended September 30, 2023 and 2022.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended September 30, 2023 (unaudited)	Three Month Period Ended September 30, 2022 (unaudited)	Nine Month Period Ended September 30, 2023 (unaudited)	Nine Month Period Ended September 30, 2022 (unaudited)
Net income	$89,781	$257,164	$301,254	$460,989
Income attributable to:
Common unitholders	$87,985	$252,021	$295,230	$451,770
Weighted average units outstanding basic
Common unitholders	30,183,387	30,154,171	30,183,387	30,154,171
Earnings per unit basic:
Common unitholders	$2.92	$8.36	$9.78	$14.98
Weighted average units outstanding diluted
Common unitholders	30,184,388	30,184,388	30,184,388	30,184,388
Earnings per unit diluted:
Common unitholders	$2.91	$8.35	$9.78	$14.97
Earnings per unit distributed basic:
Common unitholders	$0.05	$0.05	$0.15	$0.15
Earnings per unit distributed diluted:
Common unitholders	$0.05	$0.05	$0.15	$0.15

Potential common units of 1,001 and 30,217 for the nine month periods ended September 30, 2023 and 2022, respectively, are included in the calculation of earnings per unit diluted.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

NOTE 14 – LEASES

Time charter out contracts and pooling arrangements

The Company’s contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842.

Operating Leases

A discussion of the Company’s operating leases can be found in Note 22 – Leases to the Company’s consolidated financial statements included in the Annual Report filed on Form 20-F on March 24, 2023 with the SEC for the year ended December 31, 2022.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for the Navios Libra and the Nave Celeste, 5% for the Navios Amitie and the Navios Star, 6% for the Baghdad, the Erbil, the Navios Gemini, the Navios Venus and the Navios Lyra, and 4% for the Nave Electron.

As of September 30, 2023 and December 31, 2022, the outstanding balance of the operating lease liability amounted to $279,981 and $311,115, respectively, and is presented under the captions “Operating lease liabilities, current portion” and “Operating lease liabilities, net” in the condensed Consolidated Balance Sheets. Right-of-use assets amounted to $284,145 and $323,048 as at September 30, 2023 and December 31, 2022, respectively, and are presented under the caption “Operating lease assets” in the condensed Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire expenses on a straight-line basis over the lease term. Lease expense incurred and paid for the three and nine months period ended September 30, 2023 amounted to $17,133 and $51,884, respectively. Lease expense incurred and paid for the three and nine month periods ended September 30, 2022 amounted to $16,815 and $32,134, respectively. Lease expense is presented under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Operations.

For the three and nine month periods ended September 30, 2023, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $20,265 and $63,385, respectively. For the three and nine month periods ended September 30, 2022, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $25,636 and $59,935, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations.

As of September 30, 2023, the weighted average useful life of the remaining operating lease terms was 9.2 years.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

The table below provides the total amount of lease payments on an undiscounted basis on the Company’s chartered-in contracts as of September 30, 2023:

Period ending September 30,	Amount
2024	$46,845
2025	39,427
2026	38,339
2027	37,674
2028	37,119
2029 and thereafter	158,667

Total	$358,071

Operating lease liabilities, including current portion	$279,981
Discount based on incremental borrowing rate	$78,090

Finance Leases

For a detailed description of the finance lease liabilities and right-of-use assets for vessels under finance leases, refer to (i) Note 6 – Borrowings and Note 4 – Vessels, net, respectively; and (ii) Note 11 – Borrowings and Note 7 – Vessels, net, respectively, to the Company’s consolidated financial statements included in the Annual Report filed on Form 20-F on March 24, 2023 with the SEC for the year ended December 31, 2022.

For the three and nine month periods ended September 30, 2023 the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $23,789 and $63,654, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations.

As of September 30, 2023, the weighted average useful life of the remaining finance lease terms was 8.4 years.

The table below provides the total amount of lease payments and options to acquire vessels on an undiscounted basis under the Company’s finance leases as of September 30, 2023:

Period ending September 30,	Amount
2024	$115,782
2025	126,177
2026	36,651
2027	36,201
2028	35,905
2029 and thereafter	338,124

Total	$688,840

Finance lease liabilities, including current portion (see Note 6 – Borrowings)	$503,363
Discount based on incremental borrowing rate	$185,477

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

Bareboat charter-out contract

Subsequently to the charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of ten years for the Baghdad and the Erbil and an extra optional period of five years, for both vessels, and for a firm period of up to two-years for the Nave Celeste. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the agreements are operating leases.

The Company recognizes in relation to the operating leases for the charter-out agreements the charter-out hire income in the Consolidated Statements of Operations on a straight-line basis. For the three and nine month periods ended September 30, 2023 the charter hire income (net of commissions, if any) amounted to $8,044 and $24,086, respectively. For the three and nine month periods ended September 30, 2022, the charter hire income (net of commissions, if any) amounted to $7,833 and $18,265, respectively. Charter hire income (net of commissions, if any) is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations.

NOTE 15 – SUBSEQUENT EVENTS

In October 2023, Navios Partners agreed to charter-out to its affiliate Navios South American Logistics Inc. the Navios Vega, following her modification to a transhipper vessel, for a period of five years at a rate of $25,800 net per day. This transaction was negotiated with, and unanimously approved by, the conflicts committee of Navios Partners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: November 22, 2023